Exhibit 99.1

2015 Year End

Management Discussion and Analysis

MANAGEMENT DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the YEAR ENDED NOVEMBER 30, 2015

The following Management Discussion and Analysis (“MD&A”) should be read in conjunction with the November 30, 2015 audited consolidated financial statements of Intellipharmaceutics International Inc. The audited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), as outlined in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”). Our accounting policies have the potential to have a significant impact on our audited financial statements, either due to the significance of the financial statement item to which they relate or because they require judgment and/or estimation due to the uncertainty involved in measuring, at a specific point in time, events which are continuous in nature. The information contained in this document is current in all material respects as of February 25, 2016 unless otherwise noted.

Unless the context otherwise requires, the terms “we”, “us”, “Intellipharmaceutics”, and the “Company” refer to Intellipharmaceutics International Inc. and its subsidiaries.

Any reference in this document to our “products” includes a reference to our product candidates and future products we may develop. Whenever we refer to any of our current product candidates (including additional product strengths of products we are currently marketing, such as Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules) and future products we may develop, no assurances can be given that we, or any of our strategic partners, will successfully complete the development of any of such product candidates or future products under development or proposed for development, that regulatory approvals will be granted for any such product candidate or future product, or that any approved product will be produced in commercial quantities or sold profitably.

Unless stated otherwise, all references to “$” are to the lawful currency of the United States and all references to “C$” are to the lawful currency of Canada. We refer in this document to information regarding potential markets for our products, product candidates and other industry data. We believe that all such information has been obtained from reliable sources that are customarily relied upon by companies in our industry. However, we have not independently verified any such information.

Intellipharmaceutics™, Hypermatrix™, Drug Delivery Engine™, IntelliFoam™, IntelliGITransporter™, IntelliMatrix™, IntelliOsmotics™, IntelliPaste™, IntelliPellets™, IntelliShuttle™, Rexista™, nPODDDS™, PODRAS™ and Regabatin™ are our trademarks. These trademarks are important to our business. Although we may have omitted the “TM” trademark designation for such trademarks in this document, all rights to such trademarks are nevertheless reserved. Unless otherwise noted, other trademarks used in this document are the property of their respective holders.

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs and market penetration. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “plans”, “plans to”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, “continue”, “intends”, “could”, or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements.

Risks, uncertainties and other factors that could affect our actual results include, but are not limited to the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements, and the effect of capital market conditions and other factors, including the current status of our product development programs, on capital availability, the potential dilutive effects of any future financing and the expected use of any proceeds from any offering of our securities, our ability to maintain compliance with the continued listing requirements of the principal markets on which our securities are traded, our programs regarding research, development and commercialization of our product candidates, the timing of such programs, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates and the difficulty in predicting the timing and results of any product launches, and the timing and amount of any available investment tax credits. Other factors that could cause actual results to differ materially include, but are not limited to:

•	the actual or perceived benefits to users of our drug delivery technologies, products and product candidates as compared to others;
•	our ability to establish and maintain valid and enforceable intellectual property rights in our drug delivery technologies, products and product candidates;
•	the scope of protection provided by intellectual property for our drug delivery technologies, products and product candidates;
•	the actual size of the potential markets for any of our products and product candidates compared to our market estimates;
•	our selection and licensing of products and product candidates;
•	our ability to attract distributors and collaborators with the ability to fund patent litigation and with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;
•	sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates;
•	our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly;
•	the rate and degree of market acceptance of our products;
•	delays that may be caused by changing regulatory requirements;
•	the difficulty in predicting the timing of regulatory approval and launch of competitive products;
•	the difficulty in predicting the impact of competitive products on volume, pricing, rebates and other allowances;
•	the inability to forecast wholesaler demand and/or wholesaler buying patterns;
•	the seasonal fluctuation in the numbers of prescriptions written for our Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules, which may produce substantial fluctuations in revenues;
•	the timing and amount of insurance reimbursement for our products;
•	changes in the laws and regulations, including Medicare and Medicaid, affecting among other things, pricing and reimbursement of pharmaceutical products;
•	the success and pricing of other competing therapies that may become available;
•	our ability to retain and hire qualified employees;
•	the availability and pricing of third-party sourced products and materials;
•	difficulties or delays in manufacturing;
•	the manufacturing capacity of third-party manufacturers that we may use for our products;

•	the successful compliance with United States Food and Drug Administration (“FDA”), Health Canada and other governmental regulations applicable to the Company and its third party manufacturers’ facilities, products and/or businesses;
•	difficulties, delays, or changes in the FDA approval process or test criteria for Abbreviated New Drug Applications (“ANDAs”) and New Drug Applications (“NDAs”);
•	risks associated with cyber-security and the potential for vulnerability of the digital information of the Company or a current and/or future drug development or commercialization partner of the Company; and
•	risks arising from the ability and willingness of our third-party commercialization partners to provide documentation that may be required to support information on revenues earned by us from those commercialization partners.

Additional risks and uncertainties relating to the Company and our business can be found in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S. which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events, and are based on what we believe are reasonable assumptions as of the date of this document. We disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results of the Company.

Corporate DEVELOPMENTS

•	In February 2016, the Company announced that the FDA granted final approval of its ANDA for levetiracetam extended release tablets for the 500 mg and 750 mg strengths. The Company’s newly approved product is the generic equivalent of the branded product Keppra XR ® sold in the United States by UCB, Inc. Keppra XR®, and the drug active levetiracetam, are indicated for use in the treatment of partial onset seizures associated with epilepsy. According to Symphony Health Solutions, sales in the United States for the 12 months ended December 2015 of the 500 mg and 750 mg strengths of Keppra XR® and all generic equivalents were approximately $168 million (in TRx MBS Dollars—see “Products and Product Candidates” below). The Company is actively exploring the best approach to maximize its commercial returns from the new approval.

•	In June 2015, the FDA indicated that we would have to meet newly-imposed conditions for bioequivalency for the tentatively-approved strengths of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules prior to receiving final approval. The only strengths affected were 5 mg, 10 mg, 20 mg and 40 mg, not the already-approved 15 mg and 30 mg strengths now in the market. In July 2015, the FDA indicated to us that it had rescinded its previous requirement that we meet the newly-imposed conditions for bioequivalence prior to receiving final approval for the tentatively-approved strengths of our generic Focalin XR®. In August 2015, the FDA reinstated its previously-imposed (and subsequently rescinded) requirement that the tentatively-approved strengths of our generic Focalin XR® capsules would have to meet new conditions for bioequivalence prior to receiving final approval. We will be required to demonstrate bio-equivalence with Focalin XR® for the 40 mg strength under fed conditions as the basis for approval of each of the 5 mg, 10 mg, 20 mg and 40 mg affected strengths. The already-approved 15 mg and 30 mg strengths of our generic Focalin XR® capsules now in the market are not affected. We, along with our commercialization partner, Par Pharmaceutical, Inc. (“Par”), are cooperating to obtain FDA approval for the 5 mg, 10 mg, 20 mg and 40 mg affected strengths at the earliest opportunity. If approved, we believe that Par will commercialize the approved strengths as soon as possible after approval.

•	We previously reported that the FDA had accepted a Pre-Investigational New Drug (“Pre-IND”) meeting request for our once-a-day Regabatin™ XR non-generic controlled release version of pregabalin under the NDA 505(b)(2) regulatory pathway, with a view to possible commercialization in the U.S. at some time following the December 30, 2018 expiry of the patent covering the pregabalin molecule. We submitted an Investigational New Drug (“IND”) application for RegabatinTM XR in August 2015. The FDA completed its review of the IND application and provided constructive input that we will use towards further development of the program.

•	In May 2015, the FDA provided us with notification regarding our IND submission for Rexista™ Oxycodone XR (abuse deterrent oxycodone hydrochloride) extended release tablets indicating that we would not be required to conduct Phase III studies if bioequivalence to Oxycontin® was demonstrated based on pivotal bioequivalence studies. In January 2016, we announced that pivotal bioequivalence trials of our Rexista™ Oxycodone XR extended release tablets, dosed under fasted and fed conditions, had demonstrated bioequivalence to Oxycontin® extended release tablets as manufactured and sold in the U.S. by Purdue Pharma LP. We believe that we will not be required to conduct Phase III studies. We are continuing to work towards satisfying the requirements to file an NDA for RexistaTM Oxycodone XR with the FDA and plan to complete this filing within the next six months. In May 2015, we also announced that the FDA had reviewed our request for Fast Track designation for our Rexista™ Oxycodone XR development program incorporating our Paradoxical OverDose Resistance Activating System ("PODRAS™") and had concluded that we meet the criteria for Fast Track designation. The designation mandates the FDA to facilitate the development and expedite the review of drugs intended to treat serious or life threatening conditions and that demonstrate the potential to address unmet medical needs.

•	In February 2015, we announced that we had entered into an agreement with Teva Pharmaceuticals USA, Inc. (“Teva”) by which we had granted Teva an exclusive license to market in the United States an extended release drug product candidate for which we have an ANDA pending FDA approval. The agreement contemplated the FDA granting regulatory approval by a date certain, which did not occur, and the agreement has been terminated subsequent to year-end. The Company is in discussions with Teva concerning an alternate product candidate. There can, however, be no assurance that an acceptable alternate product candidate, or any terms relating thereto, will be agreed upon.

There can be no assurances that we will not be required to conduct further studies for Rexista™ Oxycodone XR, that we will be successful in filing an NDA for Rexista™ Oxycodone XR in six months’ time, that the Fast Track designation for RexistaTM Oxycodone XR will translate to a faster development and review process with the FDA, that our tentatively-approved strengths of generic Focalin XR® will be granted final FDA approval or sold commercially, that our approved generic of Keppra XR® will be successfully commercialized, that we will be successful in submitting any additional ANDAs, Abbreviated New Drug Submissions (“ANDSs”) or NDAs with the FDA or similar applications with Health Canada, that the FDA or Health Canada will approve any of our current or future product candidates for sale in the U.S. market and Canadian market, or that they will ever be successfully commercialized and produce significant revenue for us.

BUSINESS OVERVIEW

On October 22, 2009, IntelliPharmaCeutics Ltd. (“IPC Ltd.”) and Vasogen Inc. (“Vasogen”) completed a court-approved plan of arrangement and merger (the “IPC Arrangement Agreement”), resulting in the formation of the Company, which is incorporated under the laws of Canada and the common shares of which are traded on the Toronto Stock Exchange and NASDAQ.

We are a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. Our patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology platform, we have developed several drug delivery systems and a pipeline of products (which have received final FDA approval) and product candidates in various stages of development, including ANDAs filed with the FDA (and one ANDS filed with Health Canada) and a planned NDA filing, in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract (“GIT”), diabetes and pain.

We received final approval from the FDA in November 2013 to launch the 15 mg and 30 mg strengths of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules. Commercial sales of these strengths were launched immediately by our commercialization partner in the United States, Par. As the first-filer for the drug product in the 15 mg strength, we had 180 days (up to May 19, 2014) of exclusivity of sales for the generic product of that strength from the date of launch on November 19, 2013 in the U.S. by our partner, Par. Our 5, 10, 20 and 40 mg strengths were also then tentatively FDA approved, subject to the right of another party or parties to 180 days of generic exclusivity from the date of first launch of such products by such parties. In June 2015, the FDA indicated we would have to meet newly-imposed conditions for bioequivalency for the tentatively-approved strengths of generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules prior to receiving final approval. The only strengths affected were 5 mg, 10 mg, 20 mg and 40 mg, not the already-approved 15 mg and 30 mg strengths now in the market. In July 2015, the FDA indicated to us that it had rescinded its previous requirement that we meet the newly-imposed conditions for bioequivalence prior to receiving final approval for the tentatively-approved strengths of our generic Focalin XR®. In August 2015, the Company announced that the FDA had reinstated its previously-imposed (and subsequently rescinded) requirement that the tentatively-approved strengths of our generic Focalin XR® capsules would have to meet new conditions for bioequivalence prior to receiving final approval. We will be required to demonstrate bio-equivalence with Focalin XR® for the 40 mg strength under fed conditions as the basis for approval of each of the 5 mg, 10 mg, 20 mg and 40 mg affected strengths. The already-approved 15 mg and 30 mg strengths of our generic Focalin XR® capsules now in the market are not affected. We, along with our commercialization partner, Par, are cooperating to obtain FDA approval for the 5 mg, 10 mg, 20 mg and 40 mg affected strengths at the earliest opportunity. If approved, we believe that Par will commercialize the approved strengths as soon as possible after approval. Teva launched its own 5 mg, 10 mg and 20 mg strengths of generic Focalin XR® capsules on November 11, 2014, February 2, 2015 and June 22, 2015, respectively. There can be no assurance as to when or if any launch will occur, or as to when or if final FDA approval will be received for the remaining product strengths we have applied for or that any of these strengths tentatively approved will ever be successfully commercialized.

In February 2015, we announced that we had entered into an agreement with Teva by which we had granted Teva an exclusive license to market in the United States an extended release drug product candidate for which we have an ANDA pending FDA approval. The agreement contemplated the FDA granting regulatory approval by a date certain, which did not occur, and the agreement has been terminated subsequent to year-end. The Company is in discussions with Teva concerning an alternate product candidate. There can, however, be no assurance that an acceptable alternate product candidate, or any terms relating thereto, will be agreed upon.

Our goal is to leverage our proprietary technologies and know-how in order to build a diversified portfolio of commercialized products that generate revenue. We intend to do this by advancing our products from the formulation stage through product development, regulatory approval and manufacturing. We believe that full integration of development and manufacturing will help maximize the value of our drug delivery technologies, products and product candidates. We also believe that out-licensing sales and marketing to established organizations, when it makes economic sense to do so, will improve our return from our products while allowing us to focus on our core competencies. We expect expenditures in investing activities for the purchase of production equipment and the expansion of manufacturing and warehousing capability to be higher as we prepare for the commercialization of ANDAs and one ANDS that are pending FDA and Health Canada approval, respectively.

STRATEGY

Our Hypermatrix™ technologies are central to the development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Hypermatrix™ technologies are a multidimensional controlled-release drug delivery platform that we believe can be applied to the efficient development of a wide range of existing and new pharmaceuticals. We believe that the flexibility of these technologies allows us to develop complex drug delivery solutions within an industry-competitive timeframe. Based on this technology platform, we have developed several drug delivery systems and a pipeline of products (which have received final FDA approval) and product candidates in various stages of development, including ANDAs filed with the FDA (and one ANDS filed with Health Canada) and a planned NDA filing. Certain, but not all, of the products in our pipeline may be developed from time to time for third parties pursuant to drug development agreements with those third parties, under which our development partner generally pays certain of the expenses of development, sometimes makes certain milestone payments to us and receives a share of revenues or profits if the drug is developed successfully to completion, the control of which is generally in the discretion of our drug development partner.

The principal focus of our development activities previously targeted difficult-to-develop controlled-release generic drugs which follow an ANDA regulatory path. Our current development effort is increasingly directed towards improved difficult-to-develop controlled-release drugs which follow an NDA 505(b)(2) regulatory pathway. The Company has increased its research and development (“R&D”) emphasis towards specialty new product development, facilitated by the 505(b)(2) regulatory pathway, by advancing the product development program for both Rexista™ and Regabatin. The technology that is central to our abuse deterrent formulation of Rexista™ Oxycodone XR is the Point of Divergence Drug Delivery System (“nPODDDS™”). nPODDDS™ is designed to provide for certain unique drug delivery features in a product. These include the release of the active substance to show a divergence in a dissolution and/or bioavailability profile. The divergence represents a point or a segment in a release timeline where the release rate, represented by the slope of the curve, changes from an initial rate or set of rates to another rate or set of rates, the former representing the usually higher rate of release shortly after ingesting a dose of the drug, and the latter representing the rate of release over a later and longer period of time, being more in the nature of a controlled-release or sustained action. It is applicable for the delivery of opioid analgesics in which it is desired to discourage common methods of tampering associated with misuse and abuse of a drug, and also dose dumping in the presence of alcohol. It can potentially retard tampering without interfering with the bioavailability of the product. In addition, our PODRASTM delivery technology was introduced to enhance our Rexista™ Oxycodone XR (abuse deterrent oxycodone hydrochloride) product candidate. The PODRASTM delivery technology platform was designed to prevent overdose when more pills than prescribed are swallowed intact. Preclinical studies suggest that, unlike other third-party abuse-deterrent oxycodone products in the marketplace, if more tablets than prescribed are deliberately or inadvertently swallowed, the amount of drug active released over 24 hours may be substantially less than expected. However, if the prescribed number of pills is swallowed, the drug release should be as expected.

We intend to apply the nPODDDS™ and PODRASTM technology platforms to other extended release opioid drug candidates (e.g., oxymorphone, hydrocodone, hydromorphone and morphine) utilizing the 505(b)(2) regulatory pathway.

The NDA 505(b)(2) pathway (which relies in part upon the FDA’s findings for a previously approved drug) both accelerates development timelines and reduces costs in comparison to NDAs for new chemical entities. An advantage of our strategy for development of NDA 505(b)(2) drugs is that our product candidates can, if approved for sale by the FDA, potentially enjoy an exclusivity period which may provide for greater commercial opportunity relative to the generic ANDA route.

The market we operate in is created by the expiration of drug product patents, challengeable patents and drug product exclusivity periods. There are three ways that we employ our controlled-release technologies, which we believe represent substantial opportunities for us to commercialize on our own or develop products or out-license our technologies and products:

•	For existing controlled-release (once-a-day) products whose active pharmaceutical ingredients (“APIs”) are covered by drug molecule patents about to expire or already expired, or whose formulations are covered by patents about to expire, already expired or which we believe we do not infringe, we can seek to formulate generic products which are bioequivalent to the branded products. Our scientists have demonstrated a successful track record with such products, having previously developed several drug products which have been commercialized in the United States by their former employer/clients. The regulatory pathway for this approach requires ANDAs for the U.S. and ANDSs for Canada.

•	For branded immediate-release (multiple-times-per-day) drugs, we can formulate improved replacement products, typically by developing new, potentially patentable, controlled-release once-a-day drugs. Among other out-licensing opportunities, these drugs can be licensed to and sold by the pharmaceutical company that made the original immediate-release product. These can potentially protect against revenue erosion in the brand by providing a clinically attractive patented product that competes favorably with the generic immediate-release competition that arises on expiry of the original patent(s). The regulatory pathway for this approach requires NDAs via a 505(b)(2) application for the U.S. or corresponding pathways for other jurisdictions where applicable.

•	Some of our technologies are also focused on the development of abuse-deterrent pain medications. The growing abuse and diversion of prescription “painkillers”, specifically opioid analgesics, is well documented and is a major health and social concern. We believe that our technologies and know-how are aptly suited to developing abuse-deterrent pain medications. The regulatory pathway for this approach requires NDAs via a 505(b)(2) application for the U.S. or corresponding pathways for other jurisdictions where applicable.

We intend to collaborate in the development and/or marketing of one or more products with partners, when we believe that such collaboration may enhance the outcome of the project. We also plan to seek additional collaborations as a means of developing additional products. We believe that our business strategy enables us to reduce our risk by (a) having a diverse product portfolio that includes both branded and generic products in various therapeutic categories, and (b) building collaborations and establishing licensing agreements with companies with greater resources thereby allowing us to share costs of development and to improve cash-flow. There can be no assurance that we will be able to enter into additional collaborations or, if we do, that such arrangements will be beneficial.

Our DRUG DELIVERy Technologies

Our scientists have developed drug delivery technology systems, based on the Hypermatrix™ platform, that facilitate controlled-release delivery of a wide range of pharmaceuticals. These systems include several core technologies, which enable us to flexibly respond to a wide range of drug attributes and patient requirements, producing a desired controlled-release effect. Our technologies have been incorporated in drugs manufactured and sold by major pharmaceutical companies.

This group of drug delivery technology systems is based upon the drug active ingredient (“drug active”) being imbedded in, and an integral part of, a homogeneous (uniform), core and/or coatings consisting of one or more polymers which affect the release rates of drugs, other excipients (compounds other than the drug active), such as for instance lubricants which control handling properties of the matrix during fabrication, and the drug active itself. The Hypermatrix™ technologies are the core of our current marketing efforts and the technologies underlying our existing development agreements.

In addition to continuing efforts with Hypermatrix™ as a core technology, our scientists continue to pursue novel research activities that address unmet needs. Rexista™ Oxycodone XR (abuse deterrent oxycodone hydrochloride) is an investigational drug, with a unique long acting oral formulation of oxycodone intended to treat moderate-to-severe pain. The formulation is intended to present a significant barrier to tampering when subjected to various forms of physical and chemical manipulation commonly used by abusers. It is also designed to prevent dose dumping when inadvertently co-administered with alcohol. The technology that supports our abuse deterrent formulation of oxycodone is the nPODDDS™ Point of Divergence Drug Delivery System. The use of nPODDDS™ does not interfere with the bioavailability of oxycodone. Our Rexista™ Oxycodone XR product candidate has been further enhanced with our PODRAS™ delivery technology, designed to prevent overdose when more pills than prescribed are swallowed intact. Preclinical studies of Rexista™ oxycodone with PODRAS technology suggest that, unlike other third-party abuse-deterrent oxycodone products, if more tablets than prescribed are deliberately or inadvertently swallowed, the amount of drug active released over 24 hours may be substantially less than expected. However, if the prescribed number of pills is swallowed, the drug release should be as expected. We intend to apply the nPODDDS™ and PODRAS™ technology platforms to other extended release opioid drug candidates (e.g., oxymorphone, hydrocodone, hydromorphone and morphine) utilizing the 505(b)(2) regulatory pathway.

Products and product candidates

The table below shows the present status of our ANDA, ANDS and NDA products and product candidates that have been disclosed to the public.

Generic name	Brand	Indication	Stage of Development(1)	Regulatory Pathway	Market Size (in millions)(2)	Rights(3)
Dexmethylphenidate hydrochloride extended-release capsules	Focalin XR®	Attention deficit hyperactivity disorder	Received final approval for 15 and 30 mg, and tentative approval for 5, 10, 20 and 40 mg, strengths from FDA	ANDA	$768	Intellipharmaceutics and Par
Levetiracetam extended-release tablets	Keppra XR®	Partial onset seizures for epilepsy	Received final approval for the 500 mg and 750 mg strengths from FDA	ANDA	$168	Intellipharmaceutics
Venlafaxine hydrochloride extended-release capsules	Effexor XR®	Depression	ANDA application for commercialization approval for 3 strengths under review by FDA	ANDA	$794	Intellipharmaceutics
Pantoprazole sodium delayed- release tablets	Protonix®	Conditions associated with gastroesophageal reflux disease	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$352	Intellipharmaceutics
Metformin hydrochloride extended-release tablets	Glucophage® XR	Management of type 2 diabetes	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$1,346	Intellipharmaceutics
Quetiapine fumarate extended-release tablets	Seroquel XR®	Schizophrenia, bipolar disorder & major depressive disorder	ANDA and ANDS applications for commercialization approval for 5 strengths under review by FDA and Health Canada	ANDA ANDS	$1,316	Intellipharmaceutics
Lamotrigine extended-release tablets	Lamictal® XR™	Anti-convulsant for epilepsy	ANDA application for commercialization approval for 6 strengths under review by FDA	ANDA	$523	Intellipharmaceutics
Desvenlafaxine extended-release tablets	Pristiq®	Depression	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$872	Intellipharmaceutics
Trazodone hydrochloride extended-release tablets	Oleptro™	Depression	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$2	Intellipharmaceutics
Carvedilol phosphate extended- release capsules	Coreg CR®	Heart failure, hypertension	Late-stage development	ANDA	$283	Intellipharmaceutics
Oxycodone hydrochloride controlled-release capsules	OxyContin®	Pain	NDA application expected to be filed within 6 months	NDA 505(b)(2)	$2,315	Intellipharmaceutics
Pregabalin extended-release capsules	Lyrica®	Neuropathic pain	IND application submitted in August 2015	NDA 505(b)(2)	$3,923	Intellipharmaceutics

Notes:

(1)	There can be no assurance as to when, or if at all, the FDA or Health Canada will approve any product candidate for sale in the U.S. or Canadian markets.
(2)	Represents sales for all strengths for the 12 months ended December 2015 in the U.S., including sales of generics in TRx MBS Dollars, which represents projected new and refilled prescriptions representing a standardized dollar metric based on manufacturer’s published catalog or list prices to wholesalers, and does not represent actual transaction prices and does not include prompt pay or other discounts, rebates or reductions in price. Source: Symphony Health Solutions.
(3)	For unpartnered products, we are exploring licensing agreement opportunities or other forms of distribution. While we believe that licensing agreements are possible, there can be no assurance that any can be secured.

We typically select products for development that we anticipate could achieve FDA or Health Canada approval for commercial sales several years in the future. However, the length of time necessary to bring a product to the point where the product can be commercialized can vary significantly and depends on, among other things, the availability of funding, design and formulation challenges, safety or efficacy, patent issues associated with the product, and FDA and Health Canada review times.

Dexmethylphenidate Hydrochloride – Generic Focalin XR® (a registered trademark of the brand manufacturer)

Dexmethylphenidate hydrochloride, a Schedule II restricted product (drugs with a high potential for abuse) in the United States, is indicated for the treatment of attention deficit hyperactivity disorder. In November 2005, we entered into a license and commercialization agreement with Par (as amended, the “Par agreement”) pursuant to which we granted Par an exclusive, royalty-free license to make and distribute in the U.S. all strengths of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for a period of 10 years from the date of commercial launch (which was November 19, 2013). Under the Par agreement, we own the related ANDA, as approved by the FDA, and we retain the right to make and distribute all strengths of the generic product outside of the U.S. Calendar quarterly payments are payable by Par to us as calculated pursuant to a formula depending on a number of factors applicable to each strength. The Par agreement also provides the potential, in limited circumstances, for certain milestone payments being payable to us by Par, with the amount of such payments dependent upon the number of competitors in the market within the first 180 days of commercialization, on a strength by strength basis. We are responsible under the Par agreement for the development of the product and most related costs which, with the applications to and recent approvals by the FDA, we now consider to be completed.

Our FDA filings for approval to market generic Focalin XR® capsules in various strengths gave rise in the usual course to Paragraph IV patent litigation against us and Par by Novartis Pharmaceuticals Corporation, Novartis Pharma AG, Celgene Corporation, Elan Corporation, plc and Elan Pharma International Ltd. and Alkermes Pharma Ireland Limited (successor in title to Elan Pharma International Ltd) in the United States District Courts for New Jersey and Delaware. In each case, such litigation was settled by stipulations of dismissal together with settlement and license agreements among the parties. By these agreements, Par and we may market these generic versions of the product in the U.S., subject to agreed market entry dates and FDA approvals.

We received final approval from the FDA in November 2013 to launch the 15 mg and 30 mg strengths of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules. Commercial sales of these strengths were launched immediately by our commercialization partner in the United States, Par. As the first-filer for the drug product in the 15 mg strength, we had 180 days (up to May 19, 2014) of exclusivity of sales for the generic product of that strength from the date of launch on November 19, 2013 in the U.S. by our partner, Par. Our 5, 10, 20 and 40 mg strengths were also tentatively FDA approved, subject to the right of another party or parties to 180 days of generic exclusivity from the date of first launch of such products by such parties. In June 2015, the FDA indicated we would have to meet newly-imposed conditions for bioequivalency for the tentatively-approved strengths of our generic Focalin XR® capsules prior to receiving final approval. In July 2015, the FDA indicated to us that it had rescinded its previous requirement that we meet the newly-imposed conditions for bioequivalence prior to receiving final approval for the tentatively-approved strengths of our generic Focalin XR®. In August 2015, we announced that the FDA had reinstated its previously-imposed (and subsequently rescinded) requirement that our tentatively-approved strengths of generic Focalin XR® capsules would have to meet new conditions for bioequivalence prior to receiving final approval. We will be required to demonstrate bio-equivalence with Focalin XR® for the 40 mg strength under fed conditions as the basis for approval of each of the 5 mg, 10 mg, 20 mg and 40 mg affected strengths. The already-approved 15 mg and 30 mg strengths of our generic Focalin XR® capsules now in the market are not affected. We, along with our commercialization partner, Par, are cooperating to obtain FDA approval for the 5 mg, 10 mg, 20 mg and 40 mg affected strengths at the earliest opportunity. If approved, we believe that Par will commercialize the approved strengths as soon as possible after approval. Teva launched its own 5 mg, 10 mg and 20 mg strengths of generic Focalin XR® capsules on November 11, 2014, February 2, 2015 and June 22, 2015, respectively. There can be no assurance as to when or if any launch will occur, or as to when or if final FDA approval will be received for the remaining product strengths we have applied for or that any of these strengths tentatively approved will ever be successfully commercialized.

Rexista™ Oxycodone XR (Abuse Deterrent Oxycodone Hydrochloride Controlled-Release)

One of our non-generic products under development is our Rexista™ Oxycodone XR (abuse deterrent oxycodone hydrochloride) extended release product candidate, intended as an abuse and alcohol-deterrent controlled-release oral formulation of oxycodone hydrochloride for the relief of pain. Rexista™ Oxycodone XR is an investigational drug, with a unique long acting oral formulation of oxycodone intended to treat moderate-to-severe pain when a continuous, around the clock opioid analgesic is needed for an extended period of time. The formulation is intended to present a significant barrier to tampering when subjected to various forms of physical and chemical manipulation commonly used by abusers. It is also designed to prevent dose dumping when inadvertently co-administered with alcohol. Dose dumping is the rapid release of an active ingredient from a controlled-release drug into the blood stream that can result in increased toxicity, side effects, and a loss of efficacy. Dose dumping can result by consuming the drug through crushing, taking with alcohol, extracting with other beverages, vaporizing or injecting. In addition, when crushed or pulverized and hydrated, the proposed extended release formulation is designed to coagulate instantaneously and entrap the drug in a viscous hydrogel, which is intended to prevent syringing, injecting and snorting. Our RexistaTM Oxycodone XR formulation contains a blue dye that is emitted once the tablet is tampered with or crushed. This stigmatizing blue dye acts as a deterrent if abused orally or via the intra-nasal route.

In March 2015, we announced the results of three definitive open label, blinded, randomized, cross-over, Phase I pharmacokinetic clinical trials in which Rexista™ Oxycodone XR was compared to the existing branded drug Oxycontin® under single dose fasting, single dose steady-state fasting and single dose fed conditions in healthy volunteers. We had reported that the results from all three studies showed that Rexista™ Oxycodone XR met the bioequivalence criteria (90 percent confidence interval of 80 to 125 percent) for all matrices, i.e., on the measure of maximum plasma concentration or Cmax, on the measure of area under the curve time (AUCt) and on the measure of area under the curve infinity (AUCinf).

In May 2015, the FDA provided us with notification regarding our IND submission for Rexista™ Oxycodone XR (abuse deterrent oxycodone hydrochloride) extended release tablets indicating that we would not be required to conduct Phase III studies if bioequivalence to Oxycontin® was demonstrated based on pivotal bioequivalence studies.

In January 2016, we announced that pivotal bioequivalence trials of our Rexista™ Oxycodone XR (abuse deterrent oxycodone hydrochloride) extended release tablets, dosed under fasted and fed conditions, had demonstrated bioequivalence to Oxycontin® (oxycodone hydrochloride) extended release tablets as manufactured and sold in the United States by Purdue Pharma LP. The study design was based on FDA recommendations and compared the lowest and highest strengths of exhibit batches of our Rexista™ Oxycodone XR to the same strengths of Oxycontin®. The results show that the ratios of the pharmacokinetic metrics, Cmax, AUC0-t and AUC0-f for Rexista™ vs Oxycontin®, are within the interval of 80% - 125% required by the FDA with a confidence level exceeding 90%. Having now demonstrated such bioequivalence, we believe we will not be required to conduct Phase III studies although no assurance can be given that we will not be required to conduct further studies for Rexista™ Oxycodone XR. The FDA notification is significant as it provides a basis for an accelerated development plan for our Rexista™ Oxycodone XR product candidate, without the need for more costly and time consuming Phase III studies. We are continuing to work towards satisfying the requirements to file an NDA for Rexista™ Oxycodone XR (abuse deterrent oxycodone hydrochloride) extended release tablets with the FDA and plan to complete this filing within the next six months, although there can be no assurances that we will be successful in filing an NDA for Rexista™ Oxycodone XR in six months’ time.

The FDA is actively developing a regulatory program for the narcotic analgesic class of products. In April 2015, the FDA issued a guidance document, “Abuse-Deterrent Opioids – Evaluation and Labeling”, to assist the industry in developing new formulations of opioid drugs with abuse-deterrent properties. In April 2013, the FDA approved updated labeling for reformulated OxyContin® tablets. The new labeling indicates that the physical and chemical properties of reformulated OxyContin® are expected to make abuse via injection difficult, and to reduce abuse via the intranasal route. The original OxyContin® was withdrawn for reasons of safety or effectiveness, resulting in the FDA refusing to accept or approve any ANDA of original OxyContin®.

Our Rexista™ Oxycodone XR product candidate has been further enhanced with our PODRAS™ delivery technology, designed to prevent overdose when more pills than prescribed are swallowed intact. Preclinical studies of Rexista™ Oxycodone XR suggest that, unlike other third-party abuse-deterrent oxycodone products, if more tablets than prescribed are deliberately or inadvertently swallowed, the amount of drug active released over 24 hours may be substantially less than expected. However, if the prescribed number of pills is swallowed, the drug release should be as expected. The FDA reviewed our request for Fast Track designation for our abuse deterrent Rexista™ Oxycodone XR extended-release tablets development program incorporating PODRAS™, and in May 2015 notified us that the FDA had concluded that we met the criteria for Fast Track designation. Fast Track is a designation assigned by the FDA in response to an applicant’s request which meets FDA criteria. The designation mandates the FDA to facilitate the development and expedite the review of drugs intended to treat serious or life threatening conditions and that demonstrate the potential to address unmet medical needs. This could potentially result in accelerated approval for Rexista™ Oxycodone XR incorporating PODRAS™, thereby making it available to patients earlier than would be traditionally possible.

We believe that we can leverage our core competencies in drug delivery and formulation for the development of products targeted towards tamper-deterrent opioid analgesics used in pain management. The advantage of our strategy for development of NDA drugs is that our products may, if approved for sale, enjoy a sales exclusivity period. Furthermore, it may be possible to establish and defend the intellectual property surrounding our tamper-deterrent opioid analgesic products.

There can be no assurance that we will, as a result of the Fast Track designation for Rexista™ Oxycodone XR, experience a faster development process or review, compared to conventional FDA standards, that our Rexista™ Oxycodone XR product candidate will be approved at all, or that it will ever be successfully commercialized.

Regabatin™ XR (Pregabalin Extended-Release)

Another Intellipharmaceutics non-generic controlled-release product under development is Regabatin™ XR, pregabalin extended-release capsules. Pregabalin is indicated for the management of neuropathic pain associated with diabetic peripheral neuropathy, postherpetic neuralgia, spinal cord injury and fibromyalgia. A controlled-release version of pregabalin should reduce the number of doses patients take, which could improve patient compliance, and therefore possibly enhance clinical outcomes. Lyrica® pregabalin, twice-a-day ("BID") dosage and three-times-a-day ("TID") dosage, are drug products marketed in the United States by Pfizer Inc. There is no controlled-release formulation on the market at this time. A controlled-release version of pregabalin should reduce the number of doses patients take, potentially improving patient compliance, and therefore potentially improving clinical outcomes.

In 2014, we conducted and analyzed the results of six Phase I clinical trials involving a twice-a-day formulation and a once-a-day formulation. For formulations directed to certain indications which include fibromyalgia, the results suggested that Regabatin™ XR 82.5 mg BID dosage was comparable in bioavailability to Lyrica® 50 mg (immediate-release pregabalin) TID dosage. For formulations directed to certain other indications which include neuropathic pain associated with diabetic peripheral neuropathy, the results suggested that Regabatin™ XR 165 mg once-a-day dosage was comparable in bioavailability to Lyrica® 75 mg BID dosage.

In March 2015, the FDA accepted a Pre-IND meeting request for our once-a-day Regabatin™ XR non-generic controlled release version of pregabalin under the NDA 505(b)(2) regulatory pathway, with a view to possible commercialization in the U.S. at some time following the December 30, 2018 expiry of the patent covering the pregabalin molecule. Regabatin™ XR is based on our controlled release drug delivery technology platform which utilizes the symptomatology and chronobiology of fibromyalgia in a formulation intended to provide a higher exposure of pregabalin during the first 12 hours of dosing. Based on positive feedback and guidance from the FDA, we submitted an IND application for RegabatinTM XR in August 2015. The FDA completed its review of the IND application and provided constructive input that we will use towards further development of the program.

There can be no assurance that any additional Phase I or other clinical trials we conduct will meet our expectations, that we will have sufficient capital to conduct such trials, that we will be successful in submitting an NDA 505(b)(2) filing with the FDA, that the FDA will approve this product candidate for sale in the U.S. market, or that it will ever be successfully commercialized.

SELECTED FINANCIAL INFORMATION

It is important to note that historical patterns of revenue and expenditures cannot be taken as an indication of future revenue and expenditures. The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any one time and the availability of funding. In general, the fact that expenditures were slightly lower in the November 30, 2015 when compared to the year ended November 30, 2014 was due to the positive currency effect of a weaker Canadian dollar during the year ended November 30, 2015 as well as lower stock options expense in fiscal 2014 when compared to fiscal 2015. Effective December 1, 2013, the Company changed its functional currency from Canadian dollars to U.S. dollars, requiring under U.S. GAAP the prospective reclassification of the derivative liabilities to equity, as discussed further below.

	For the years ended
	November 30,	November 30,	November 30,
	2015	2014	2013
	$	$	$
Revenue:	4,093,781	8,769,693	1,527,474
Expenses:	11,207,235	12,302,389	8,346,141
Loss from operations	(7,113,454)	(3,532,696)	(6,818,667)
Net loss per common share, basic and diluted	(0.31)	(0.17)	(0.58)

Cash & Cash Equivalents	1,755,196	4,233,975	760,586
Total Assets	5,224,299	7,875,036	4,379,501

Convertible debenture	1,518,429	1,377,302	2,105,406
Warrant liabilities	-	-	5,438,022
Total liabilities	5,361,985	2,965,671	10,334,574
Shareholders' equity (deficiency)	(137,686)	4,909,365	(5,955,073)
Total liabilities and shareholders equity	5,224,299	7,875,036	4,379,501

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We have identified the following accounting policies that we believe require application of management’s most significant judgments, often requiring the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

Disclosure regarding our ability to continue as a going concern is included in Note 1 to our audited consolidated financial statements for the year ended November 30, 2015.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Areas where significant judgment is involved in making estimates are: the determination of the functional currency; the fair values of financial assets and liabilities; the determination of units of accounting for revenue recognition; the accrual of licensing and milestone revenue; and forecasting future cash flows for assessing the going concern assumption.

Revenue recognition

The Company accounts for revenue in accordance with the provision of ASC topic 605 Revenue Recognition. The Company earns revenue from non-refundable upfront fees, milestone payments upon achievement of specified research or development, exclusivity milestone payments and licensing payments on sales of resulting products and other incidental services.

Revenue is realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable, and collectability is reasonably assured. From time to time, the Company enters into transactions that represent multiple-element arrangements. Management evaluates arrangements with multiple deliverables to determine whether the deliverables represent one or more units of accounting for the purpose of revenue recognition.

A delivered item is considered a separate unit of accounting if the delivered item has stand-alone value to the customer, the fair value of any undelivered items can be reliably determined, and the delivery of undelivered items is probable and substantially in the Company's control.

The relevant revenue recognition accounting policy is applied to each separate unit of accounting.

Licensing

The Company recognizes revenue from the licensing of the Company's drug delivery technologies, products and product candidates. Licensing revenue is recognized as earned in accordance with the contract terms when the amounts can be reasonably estimated and collectability is reasonably assured.

The Company has a license and commercialization agreement with Par. Under the exclusive territorial license rights granted to Par, the Par agreement requires that Par manufacture, promote, market, sell and distribute the product. Licensing revenue amounts receivable by the Company under this agreement are calculated and reported to the Company by Par, with such amounts generally based upon net product sales and net profit which include estimates for chargebacks, rebates, product returns, and other adjustments. Licensing revenue payments received by the Company from Par under this agreement are not subject to deductions for chargebacks, rebates, product returns, and other pricing adjustments. Based on this arrangement and the guidance per ASC topic 605, the Company records licensing revenue as earned in the consolidated statements of operations and comprehensive loss.

Milestones

The milestone method recognizes revenue on substantive milestone payments in the period the milestone is achieved. Milestones are considered substantive if all of the following conditions are met: (i) the milestone is commensurate with either the vendor’s performance to achieve the milestone or the enhancement of the value of the delivered item or items as a result of a specific outcome resulting from the vendor’s performance to achieve the milestone; (ii) the milestone relates solely to past performance; and (iii) the milestone is reasonable relative to all of the deliverables and payment terms within the arrangement. Non-substantive milestone payments that might be paid to the Company based on the passage of time or as a result of a partner’s performance are allocated to the units of accounting within the arrangement; they are recognized as revenue in a manner similar to those units of accounting. In connection with the Par agreement, for each day up to a maximum of 180 days from the date of launch if the Company’s product is the only generic in the market or if there is only one generic competitor, a milestone payment is earned. For the year ended November 30, 2015, the Company recognized milestone revenue of $Nil (2014 - $354,153; 2013 - $43,209).

Research and development

Under arrangements where the license fees and R&D activities can be accounted for as a separate unit of accounting, non-refundable upfront license fees are deferred and recognized as revenue on a straight-line basis over the expected term of the Company's continued involvement in the research and development process.

Deferred revenue

Deferred revenue represents the funds received from clients, for which the revenues have not yet been earned, as the milestones have not been achieved, or in the case of upfront fees for drug development, where the work remains to be completed. During the year ended November 30, 2015, the Company received an amount of $150,000 and recorded it as deferred revenue, as it did not meet the criteria for recognition.

Other incidental services

Incidental services which we may provide from time to time include consulting advice provided to other organizations regarding FDA standards. Revenue is earned and realized when all of the following conditions are met: (i) there is persuasive evidence of an arrangement; (ii) service has been rendered; (iii) the sales price is fixed or determinable; and (iv) collectability is reasonably assured.

Translation of Foreign Currencies

Previously, operations of the Company were comprised of only research and development activities conducted in Canada. The Company generated no cash from operations, though funding for the operations (as in previous years) was primarily through U.S. dollar equity financings. The functional currency was assessed to be Canadian dollars. By obtaining the final approval of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for the 15 and 30 mg strengths with Par in November 2013, the Company generated and collected U.S. dollar revenues in the year ended November 30, 2014 which represents a significant and material change in economic facts and circumstances. Management assessed the functional currency for the fiscal year commencing December 1, 2013 and concluded that the Company and its wholly owned operating subsidiaries should be measured using the U.S. dollar as the functional currency. Effective December 1, 2013, the change in functional currency was applied on a prospective basis. The U.S. dollar translated amounts of nonmonetary assets and liabilities at December 1, 2013 became the historical accounting basis for those assets and liabilities at December 1, 2013. The impact of the change in functional currency on the measurement and reporting of warrants and the convertible debenture is discussed below. The change in functional currency will result in no change in cumulative translation adjustment going forward as the Company and its wholly owned operating subsidiaries have U.S. dollar functional currencies.

In respect of other transactions denominated in currencies other than the Company and its wholly owned operating subsidiaries’ functional currencies, the monetary assets and liabilities are translated at the period end rates. Revenue and expenses are translated at rates of exchange prevailing on the transaction dates. All of the exchange gains or losses resulting from these other transactions are recognized in the consolidated statements of operations and comprehensive loss.

The Company’s reporting currency in the year ended November 30, 2015, 2014 and 2013 was the U.S. dollar.

Warrants

In fiscal 2013, the warrants were presented as a liability because they did not meet the criteria of ASC Topic 480 Distinguishing Liabilities from Equity for equity classification. Subsequent changes in the fair value of the warrants were recorded in the consolidated statements of operations and comprehensive loss. As discussed above, the Company changed its functional currency effective December 1, 2013 such that these warrants met the criteria for prospective equity classification in ASC 480, and the U.S. dollar translated amount of the warrant liability at December 1, 2013 became the amount reclassified to equity.

Convertible debenture

In fiscal 2013, the Company issued an unsecured convertible debenture in the principal amount of $1.5 million (the “Debenture”) as described in Note 7 to our audited consolidated financial statements for the year ended November 30, 2015. At issuance the conversion option was bifurcated from its host contract and the fair value of the conversion option was characterized as an embedded derivative upon issuance as it met the criteria of ASC Topic 815 Derivatives and Hedging. Subsequent changes in the fair value of the embedded derivative were recorded in the consolidated statements of operations and comprehensive loss. The proceeds received from the Debenture less the initial amount allocated to the embedded derivative were allocated to the liability and were accreted over the life of the Debenture using the imputed rate of interest. The Company changed its functional currency effective December 1, 2013 such that the conversion option no longer met the criteria for bifurcation and was prospectively reclassified to shareholders equity under ASC Topic 815 at the U.S. dollar translated amount at December 1, 2013. Effective June 29, 2015, the July 1, 2015 maturity date for the Debenture was further extended to January 1, 2016. Under ASC 470-50, the change in the maturity date of the debt instrument resulted in a constructive extinguishment of the original convertible Debenture as the change in the fair value of the embedded conversion option was greater than 10% of the carrying amount of the debt. In accordance with ASC 470-50-40, the Debenture has been recorded at fair value. The difference between the fair value of the Debenture after the extension and the net carrying value of the Debenture prior to the extension was recognized as a loss on the statement of operations and comprehensive loss. The carrying amount of the debt instrument will be accreted down to the face amount of the Debenture over the remaining life of the Debenture using an imputed rate of interest. Effective December 8, 2016, the January 1, 2015 maturity date for the Debenture was further extended to July 1, 2016.

Investment tax credits

The investment tax credits (“ITC") receivable are amounts considered recoverable from the Canadian federal and provincial governments under the Scientific Research & Experimental Development incentive program. The amounts claimed under the program represent the amounts based on management estimates of eligible research and development costs incurred during the year. Realization is subject to government approval. Any adjustment to the amounts claimed will be recognized in the year in which the adjustment occurs. Refundable ITCs claimed relating to capital expenditures are credited to property and equipment. Refundable ITCs claimed relating to current expenditures are netted against research and development expenditures.

Future accounting pronouncements

In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In August 2015, the FASB issued ASU No. 2015-14, which defers the effective date of the FASB’s revenue standard, ASU 2014-09 by one year for all entities and permits early adoption on a limited basis. The standard is effective for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2017. Early adoption is permitted as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within those annual periods. The Company is in the process of evaluating the impact of adoption on the Company’s financial position, results of operations or cash flow.

In June 2014, the FASB issued ASU No. 2014-12 in response to the consensus of the Emerging Issues Task Force on EITF Issue 13-D.2 The ASU clarifies that entities should treat performance targets that can be met after the requisite service period of a share-based payment award as performance conditions that affect vesting. Therefore, an entity would not record compensation expense (measured as of the grant date without taking into account the effect of the performance target) related to an award for which transfer to the employee is contingent on the entity’s satisfaction of a performance target until it becomes probable that the performance target will be met. No new disclosures are required under the ASU. The ASU’s guidance is effective for all entities for reporting periods (including interim periods) beginning after December 15, 2015. Early adoption is permitted. The Company does not expect the adoption of the amendments to have a material impact on the Company’s financial position, results of operations or cash flow.

In 2014, the FASB issued ASU No. 2014-15, which provides guidance on determining when and how to disclose going-concern uncertainties in the financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date the financial statements are issued. An entity must provide certain disclosures if “conditions or events raise substantial doubt about the entity’s ability to continue as a going concern.” The ASU applies to all entities and is effective for annual periods ending after December 15, 2016, and interim periods thereafter, with early adoption permitted. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations or cash flow.

In November 2014, the FASB issued ASU No. 2014-16, Derivatives and Hedging (Topic 815): Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity, which applies to any entity that is an issuer of, or invests in, hybrid financial instruments that are issued in the form of a share. The amendments in ASU No. 2014-16 clarify that an entity must take into account all relevant terms and features when reviewing the nature of the host contract. Additionally, the amendments state that no one term or feature would define the host contract’s economic characteristics and risks. Instead, the economic characteristics and risks of the hybrid financial instrument as a whole would determine the nature of the host contract. ASU No. 2014-16’s amendments will be effective for public business entities for fiscal years, and interim periods within those fiscal years, starting after December 15, 2015, with early adoption permitted. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations or cash flow.

In February 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis. ASU No. 2015-02 provides guidance on the consolidation evaluation for reporting organizations that are required to evaluate whether they should consolidate certain legal entities such as limited partnerships, limited liability corporations, and securitization structures (collateralized debt obligations, collateralized loan obligations, and mortgage-backed security transactions). ASU No. 2015-02 is effective for periods beginning after December 15, 2015, with early adoption permitted. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations or cash flow.

In April 2015, the FASB issued ASU No. 2015-03, Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. ASU No. 2015-03 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015 with early adoption permitted. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations or cash flow.

In November 2015, the FASB issued ASU No. 2015-17, “Balance Sheet Classification of Deferred Taxes,” as part of its simplification initiative. Under the ASU, organizations that present a classified balance sheet are required to classify all deferred taxes as noncurrent assets or noncurrent liabilities. ASU No. 2015-17 is effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations or cash flow.

In January 2016, the FASB issued ASU 2016-01, which makes limited amendments to the guidance in U.S. GAAP on the classification and measurement of financial instruments. The new standard significantly revises an entity’s accounting related to (1) the classification and measurement of investments in equity securities and (2) the presentation of certain fair value changes for financial liabilities measured at fair value. It also amends certain disclosure requirements associated with the fair value of financial instruments. ASU No. 2016-01 is effective for fiscal years beginning after December 15, 2017, and interim periods within those annual periods. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations or cash flow.

RESULTS OF OPERATIONS

Our results of operations have fluctuated significantly from period to period in the past and are likely to do so in the future. We anticipate that our quarterly and annual results of operations will be impacted for the foreseeable future by several factors, including the timing of approvals to market our product candidates in various jurisdictions and any resulting licensing revenue, milestone revenue, product sales, competitive entries, market pricing, wholesaler buying patterns, the timing and amount of payments received pursuant to our current and future collaborations with third parties, the existence of any first-to-file exclusivity periods, and the progress and timing of expenditures related to our research, development and commercialization efforts. Due to these fluctuations, we presently believe that the period-to-period comparisons of our operating results are not a reliable indication of our future performance.

Over the last several years, the FDA, through the Office of Generic Drugs (“OGD”) that approves ANDAs, has experienced a significant deterioration in ANDA approval timelines. The Company believes that the median ANDA approval time is approximately 42 months. The FDA has attributed this backlog principally to:

•	significant growth in ANDA submissions, particularly foreign submissions
•	an increase in the number of complex products
•	an increase in the number of foreign site inspections
•	limited resources to handle the growth and complexity of submissions

In order to address the significant backlog, the Generic Drug User Fee Amendments of 2012 (“GDUFA”) was passed. Under GDUFA, the OGD has been collecting new user fees from generic drug companies designed, among other things, to fund the increase in resources required to deal with the approval backlog as well as restructure the OGD to effectively deal with ANDA timelines on a go forward basis. The Company currently has 5 ANDAs that exceed the 42 month median. We believe that the FDA has made positive strides in restructuring the OGD to address the ANDA approval backlog and we remain optimistic that the FDA will be successful in reducing the backlog; however there can be no assurance as to when or if the FDA will approve any of our ANDA product candidates.

The following are selected financial data for the years ended November 30, 2015, 2014 and 2013.

	For the years ended
	November 30,	November 30,	November 30,	Change		Change
	2015	2014	2013	2015 vs 2014		2014 vs 2013
	$	$	$	$	%	$	%
Revenue:
Licensing	4,093,781	8,415,540	1,481,719	(4,321,759)	-51%	6,933,821	468%
Milestone	-	354,153	43,209	(354,153)	-100%	310,944	720%
Other incidental services	-	-	2,546	-	N/A	(2,546)	-100%
	4,093,781	8,769,693	1,527,474	(4,675,912)	-53%	7,242,219	474%

Expenses:
Research and development	7,247,473	8,020,201	5,076,236	(772,728)	-10%	2,943,965	58%
Selling, general and administrative	3,581,913	3,900,803	2,873,091	(318,890)	-8%	1,027,712	36%
Depreciation	377,849	381,385	396,814	(3,536)	-1%	(15,429)	-4%
	11,207,235	12,302,389	8,346,141	(1,095,154)	-9%	3,956,248	47%

Loss from operations	(7,113,454)	(3,532,696)	(6,818,667)	(3,580,758)	101%	3,285,971	-48%

Fair value adjustment of derivative liabilities	-	-	(3,889,683)	-	N/A	3,889,683	-100%
Financing expense	-	-	(115,056)	-	N/A	115,056	-100%
Net foreign exchange gain (loss)	46,211	10,896	(359,554)	35,315	324%	370,450	-103%
Interest income	1,507	4,898	2,839	(3,391)	-69%	2,059	73%
Interest expense	(256,629)	(339,451)	(314,896)	82,822	-24%	(24,555)	8%
Extinguishment loss	(114,023)	-	-	(114,023)	100%	-	N/A
Net loss	(7,436,388)	(3,856,353)	(11,495,017)	(3,580,035)	93%	7,638,664	-66%

Year Ended November 30, 2015 Compared to the year Ended November 30, 2014

Revenue

The Company recorded revenues of $4,093,781 for the year ended November 30, 2015 versus $8,769,693 for the year ended November 30, 2014. As the first-filer for generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules in the 15 mg strength, we had 180 days (up to May 19, 2014) of exclusivity of sales for that strength from the date of launch on November 19, 2013 in the United States by our partner, Par. During the year ended November 30, 2014, we recognized licensing revenue of $8,415,540 from commercial sales of 15 and 30 mg strengths of generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules under the Par agreement. This revenue included the commercial sales occurring in the early stages of the marketing of the generic product in those strengths during an exclusivity period. In the year ended November 30, 2014, we also recorded milestone revenue, tied to the achievement of our product being either the only generic in the market or having only one generic competitor, of $354,153 under the Par agreement. Subsequent to May 19, 2014, we no longer retained generic exclusivity of the 15 mg strength. Consequently, we faced four generic competitors in 2014 through the first half of 2015, and a softening of pricing conditions and market share, consistent with industry post-exclusivity experience. In the second half of 2015 we faced one additional competitor on the 15 mg strength, and while we were able to preserve market share, it came at the expense of price/margin erosion. Revenue under the Par agreement represents the commercial sales of the generic product in those strengths and may not be representative of future sales. We believe sales of dexmethylphenidate hydrochloride extended-release capsules are subject to wholesaler buying patterns, increased generic competition negatively impacting price, margins and market share consistent with industry post-exclusivity experience and, to a lesser extent, seasonality.

Research and Development

Expenditures for R&D for the year ended November 30, 2015 were $7,247,473 in comparison to $8,020,201 in the prior year, a decrease of $772,728. These included reduced spending for R&D activities as well as lower stock options expense as detailed below.

In the year ended November 30, 2015, we recorded $152,231 as an expense for stock based compensation for R&D employees, and there was no expense for performance-based stock options. In the year ended November 30, 2014, we recorded $1,270,307 as an expense for stock-based compensation. The decrease was due to a total of 1,658,364 previously granted performance-based stock options that vested as of August 31, 2014. Effective March 27, 2014, the Company’s shareholders approved a two year extension of the performance-based stock option expiry date of these options to September 10, 2016. As a result of the modification of the performance based stock option expiry date, we recorded additional compensation costs of $1,066,991 related to vested performance options during the year ended November 30, 2014.

After adjusting for the stock-based compensation expenses discussed above, expenditures for R&D for the year ended November 30, 2015 were higher by $345,348 compared to the prior year. This increase over the prior year is primarily due to the fact that during the year ended November 30, 2015 we incurred increased expenses on furthering the development of generic and NDA 505(b)(2) product candidates, compared to the year ended November 30, 2014, as well as a modest increase in the number of non-management employees for the year ended November 30, 2015.

In fiscal 2016, we expect to pursue possible financing alternatives, including potential partnering opportunities, in order to fund clinical trials on NDA 505(b)(2) product candidates. There can be no assurance that we will be able to obtain any such financing on terms or in amounts sufficient to meet our needs or at all.

Selling, General and Administrative

Selling, general and administrative expenses were $3,581,913 for the year ended November 30, 2015 in comparison to $3,900,803 for the year ended November 30, 2014, a decrease of $318,890. The decrease is due to lower expenses related to wages, partially offset by an increase in administrative costs and marketing costs which are discussed in greater detail below.

Expenditures for wages and benefits for the year ended November 30, 2015 were $1,305,614 in comparison to $1,749,046 in the prior year. For the year ended November 30, 2015, we recorded $265,587 as an expense for stock-based compensation compared to an expense of $478,300 for the prior year. The decrease is attributable to the issuance of options in the second quarter of 2014 to certain management employees and the non-management directors. After adjusting for the stock option based compensation expenses, expenditures for wages and benefits for the year ended November 30, 2015 were lower by $230,719 compared to the prior period. The decrease was primarily due to the payment of bonuses to certain management and non-management employees, and salary increases for certain non-management employees during the year ended November 30, 2014, and no bonuses paid during the year ended November 30, 2015.

Administrative costs for the year ended November 30, 2015 were $1,751,315 in comparison to $1,651,790 in the year ended November 30, 2014. The increase is primarily due to an increase in expenditures in corporate legal activities and professional fees.

Marketing costs for the year ended November 30, 2015 were $434,902 in comparison to $418,473 in the prior year. This increase is primarily the result of higher travel expenditures related to business development activities.

Depreciation

Depreciation expenses for the year ended November 30, 2015 was $377,849 in comparison to $381,385 in the prior year. The decrease is primarily due to the timing of additional investment in production, laboratory equipment and computer equipment during the year ended November 30, 2015.

Exchange Gain

Foreign exchange gain was $46,211 for the year ended November 30, 2015 in comparison to a gain of $10,896 for the year ended November 30, 2014. The foreign exchange gain for the year ended November 30, 2015 was due to the strengthening of the U.S. dollar against the Canadian dollar throughout the year as the exchange rate averaged $1.00 for C$1.2603 compared to $1.00 for C$1.0973 in the prior year. The Canadian dollar weakened against the U.S. dollar during the year ended November 30, 2015 as the exchange rates changed to $1.00 for C$1.3353 as at November 30, 2015 from $1.00 for C$1.1440 at November 30, 2014.

Interest Income

Interest income was $1,507 for the year ended November 30, 2015 in comparison to $4,898 for the year ended November 30, 2014, a decrease of $3,391. For the year ended November 30, 2015, interest was lower largely due to a lower average amount of cash equivalents on hand during 2015 compared to 2014.

Interest Expense

Interest expense was $256,629 for the year ended November 30, 2015 in comparison to $339,451 for the year ended November 30, 2014, a decrease of $82,822. This results from interest paid in 2015 on the Debenture which accrues interest payable at 12% annually and the related conversion option embedded derivative accreted at an annual imputed interest of approximately 15%, offset by a credit to interest expense at an imputed interest rate of 14% during the second half of fiscal 2015, due to the extinguishment of the debt on an accounting basis, in comparison to fiscal 2014 when the conversion option embedded accreted at an annual imputed interest of approximately 8%.

Year Ended November 30, 2014 Compared to the Year Ended November 30, 2013

Revenue

The Company recorded revenues of $8,769,693 for the year ended November 30, 2014 versus $1,527,474 for the year ended November 30, 2013. In November 2013 the Company received FDA approval of its generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for the 15 and 30 mg strengths. Commercial sales of these strengths were launched immediately by our commercialization partner for these drugs in the United States, Par. As the first-filer for the drug product in the 15 mg strength, we had 180 days (up to May 19, 2014) of exclusivity of sales for the generic product of that strength from the date of launch on November 19, 2013 in the U.S. by our partner, Par. Subsequent to May 19, 2014 we no longer retained generic exclusivity of the 15 mg strength. This revenue represents the commercial sales of the generic product in those strengths and may not be representative of future sales. We believe sales of dexmethylphenidate hydrochloride extended-release capsules are subject to seasonal fluctuations.

In the first half of 2014, we recognized licensing revenue of $5,805,847 from commercial sales of 15 and 30 mg strengths of generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules under the Par agreement. We also recorded milestone revenue of $354,153 under the Par agreement, which is tied to the achievement of our product being either the only generic in the market or having only one generic competitor. In the second half of 2014 we recognized licensing revenue of $2,609,693 from commercial sales of 15 and 30 mg strengths of generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules under the Par agreement.

Research and Development

Expenditures for R&D for the year ended November 30, 2014 were $8,020,201 in comparison to $5,076,236 in the prior year, an increase of $2,943,965. These included spending for R&D activities as well as expenses on stock options as detailed below.

In the year ended November 30, 2014, we recorded $1,270,307 as expenses for stock options for R&D employees. As a result of the modification of the performance based stock option expiry date, we recorded additional compensation costs of $1,066,991 related to vested performance options during the year ended November 30, 2014. In the prior year we recorded $837,206 as expenses for stock options for R&D employees; this amount includes $442,800 expense for performance-based stock options.

After adjusting for the stock options expenses discussed above, expenditures for R&D for the year ended November 30, 2014 were higher by $2,510,864 compared to the prior year. This increase over the prior year is due to increased expenses on furthering the development of several generic and NDA 505(b)(2) product candidates, an increase in the number of non-management employees, and salary increases for certain non-management employees.

Selling, General and Administrative

Selling, general and administrative expenses were $3,900,803 for the year ended November 30, 2014 in comparison to $2,873,091 for the year ended November 30, 2013, an increase of $1,027,712.  The increase is due to an increase in expenses related to wages, marketing cost and occupancy costs which are discussed in greater detail below.

Expenditure for wages and benefits for the year ended November 30, 2014 were $1,749,046 in comparison to $1,313,082 in the prior year. In the year ended November 30, 2014, we recorded $478,300 as expenses for stock options compared to an expense of $316,676 for the prior year. After adjusting for the stock options expenses, expenditures for wages and benefits for the year ended November 30, 2014 were higher by $274,340 compared to the prior period primarily due to an increase in the number of management and non-management employees, and salary increases for certain non-management employees .

Administrative costs for the year ended November 30, 2014 were $1,651,790 in comparison to $1,078,441 in the prior year. The increase was due to higher expenditures in legal and accounting activities.

Marketing costs for the year ended November 30, 2014 were $418,472 in comparison to $388,889 in the prior year. This increase is primarily the result of higher travel expenditures related to business development activities.

Depreciation

Depreciation expenses for the year ended November 30, 2014 were $381,385 in comparison to $396,814 in the prior year. The decrease is primarily due to the timing of additional investment in production, laboratory and computer equipment during the year ended November 30, 2014.

Fair Value Adjustment of Derivative Liabilities

In July 2013, the Company completed an underwritten public offering for gross proceeds of approximately $3.1 million at a price of $2.05 per unit. The Company sold an aggregate of 1,500,000 units of common shares and warrants to purchase an additional 375,000 common shares. The warrants are exercisable for a term of five years and have an exercise price of $2.55 per common share. In March 2013, the Company completed a registered direct unit offering for gross proceeds of approximately $3.1 million at a price of $1.72 per unit. The Company sold an aggregate of 1,815,000 common shares and warrants to purchase an additional 453,750 common shares. The warrants are exercisable for a term of five years and have an exercise price of $2.10 per common share. In February 2011, the Company completed a private offering for the sale and issuance of 4,800,000 units of the Company, each unit consisting of one share of common stock, a five year Series A common share purchase warrant to purchase one half of a share of common stock at an exercise price of $2.50 per whole share and a two year Series B common share purchase warrant to purchase one half of a share of common stock at an exercise price of $2.50 per whole share. In February 2011, the Company also issued to the placement agents 96,000 warrants to purchase a whole share of common stock at an exercise price of $3.125 per whole share.

Under U.S. GAAP, when the strike price of warrants is denominated in a currency other than an entity's functional currency, the warrants would not be considered indexed to the entity’s own stock. At issuance, the Company determined that these warrants were not considered indexed to the Company’s own stock and therefore were consequently considered to be a derivative liability. Subsequent changes in the fair value of the warrants were recorded in the consolidated statements of operations and comprehensive loss.

Effective December 1, 2013, the Company changed its functional currency from Canadian dollars to U.S. dollars such that the warrants are now considered indexed to the Company’s own stock and meet the criteria for prospective equity classification in ASC 480. The warrant liability value at December 1, 2013 of $5,438,022 was reclassified from warrant liabilities to additional paid-in capital. As a result, for the year ended November 30, 2014, there was no fair value adjustment of derivative liability expense recorded in the statement of operations.

In January 2013, the Company completed the private placement financing of an unsecured Debenture in the aggregate principal amount of $1.5 million. The Debenture was originally due to mature on January 1, 2015, but effective October 1, 2014, the maturity date was extended to July 1, 2015. The Debenture bears interest at a rate of 12% per annum payable monthly, is pre-payable at any time at the option of the Company, and is convertible at any time into 500,000 common shares at a conversion price of $3.00 per common share at the option of the holder. The conversion price of the Debenture is in U.S. dollars and at issuance the Company’s functional currency was Canadian dollars. As a result, for the year ended November 30, 2013, the Company recognized a fair value adjustment of derivative liability expense of $8,168 in the statement of operations.

Under U.S. GAAP, when the conversion price of the Debenture is denominated in a currency other than an entity's functional currency, the conversion option meets the definition of an embedded derivative. The conversion option was bifurcated from its host contract and the fair value of the conversion option characterized as an embedded derivative at issuance. The embedded derivative was presented on a combined basis with the host contract. The derivative was re-measured at the end of every reporting period with the change in value reported in the consolidated statements of operations and comprehensive loss.

Effective December 1, 2013, the Company changed its functional currency from Canadian dollars to U.S. dollars such that the conversion option no longer meets the criteria for bifurcation and was prospectively reclassified to equity under ASC 815. The conversion option value at December 1, 2013 of $728,950 was reclassified from convertible debenture to additional paid-in capital. Consequently, there was no fair value adjustment of derivative liability expense recorded in the statement of operations.

Prior to the Company’s change in its functional currency, U.S. GAAP required the fair values of these liabilities be re-valued at the end of every reporting period with the change in value reported in the consolidated statements of operations and comprehensive loss. Subsequent to the change in functional currency, U.S. GAAP requires the reclassification of the derivative liabilities to equity and there is no further re-valuation at the end of every reporting period.

Foreign Exchange Gain (Loss)

Foreign exchange gain was $10,896 for the year ended November 30, 2014 in comparison to a loss of $359,554 for the prior year. The foreign exchange gain for the year ended November 30, 2014 was due to the weakening of the Canadian dollar against the U.S. dollar throughout the year as the exchange rate averaged $1.00 for C$1.0973 compared to $1.00 for C$1.0241 for prior year. Based on our fiscal year end dates, the Canadian dollar weakened against the U.S. dollar as the exchange rates changed to $1.00 for C$1.1440 at November 30, 2014 from $1.00 for C$1.0620 at November 30, 2013.

Interest Income

Interest income was $4,898 for the year ended November 30, 2014 in comparison to $2,839 for the year ended November 30, 2013, an increase of $2,059. For the year ended November 30, 2014 interest was higher largely due to a higher average amount of cash equivalents on hand during 2014 compared to 2013.

Interest Expense

Interest expense was $339,451 for the year ended November 30, 2014 in comparison to $314,896 for the year ended November 30, 2013, an increase of $24,555. This is primarily because the interest expense paid in 2014, on the Debenture which accrues interest payable at 12% annually and the related conversion option embedded derivative accreted at an annual imputed interest rate of approximately 8%, was over a twelve month period in comparison to 2013 where the Debenture interest was over a ten month period.

SUMMARY OF QUARTERLY RESULTS

The following selected financial information is derived from our unaudited consolidated financial statements for the three years ended November 30, 2015, 2014 and 2013.

Quarter Ended	Revenue	Net (loss) income	(Loss) income per share
			Basic[i]	Diluted[i]
	$	$	$	$
November 30, 2015	845,103	(3,132,788)	(0.13)	(0.13)
August 31, 2015	840,748	(1,881,670)	(0.08)	(0.08)
May 31, 2015	1,268,245	(1,507,270)	(0.06)	(0.06)
February 28, 2015	1,139,685	(914,660)	(0.04)	(0.04)
November 30, 2014	1,536,990	(1,247,105)	(0.05)	(0.05)
August 31, 2014	1,072,703	(1,670,407)	(0.07)	(0.07)
May 31, 2014	1,478,942	(3,140,275)	(0.14)	(0.14)
February 28, 2014	4,681,058	2,201,435	0.10	0.09
November 30, 2013	1,527,474	(6,325,439)	(0.30)	(0.30)

(i)	Quarterly per share amounts may not sum due to rounding

It is important to note that historical patterns of revenue and expenditures cannot be taken as an indication of future revenue and expenditures. Net income and loss has been variable over the last eight quarters, and has been impacted primarily by the FDA approval and commercial sales of generic Focalin XR® capsules for the 15 and 30 mg strengths, availability of funding, the level of our R&D spending, and the fair value adjustment of derivative liabilities. The higher net loss in the fourth quarter of 2015 in comparison to the third quarter of 2015 is attributed to the lower licensing revenue from generic Focalin XR® capsules and ongoing R&D and selling, general and administrative expense, including a significant increase in bio-studies. The net loss in the second quarter of 2015 is attributed to the ongoing R&D and selling, general and administrative expense, including an increase in bio-studies, partially offset by licensing revenue from generic Focalin XR® capsules. The net loss in the first quarter of 2015 was attributed to lower licensing revenues compared to the prior period, partially offset by lower R&D and selling, general and administrative expenses. This is primarily due to the loss of exclusivity on the 15 mg strength of our generic Focalin XR® capsules. In the first quarter of 2015 we faced four generic competitors and a softening of pricing conditions and market share, consistent with industry post-exclusivity experience and to a lesser extent, seasonality. The net loss in the third and fourth quarter of 2014 is attributed to the ongoing R&D and selling, general and administrative expense, as well as the loss of exclusivity period for the 15 mg strength of generic Focalin XR® capsules in the third quarter, allowing more competitors into the market, which negatively impacted our licensing revenue from generic Focalin XR® capsules. The net loss in the second quarter of 2014 is attributed to the ongoing R&D and selling, general and administrative expense, including an increase in stock-based compensation expense, payment of bonuses to certain management employees, increased salaries to certain non-management employees, partially offset by licensing revenue and milestone revenue from our generic Focalin XR® capsules. The net income in the first quarter of 2014 is attributed to the licensing and milestone revenue of $4.7 million from generic Focalin XR® capsules and the change in functional currency eliminating fair value adjustments of derivative liabilities. The higher net income in the first quarter of 2014 is attributed to the licensing revenue from generic Focalin XR® capsules plus milestone revenue received under the Par agreement. As the first-filer for the drug product in the 15 mg strength, we had 180 days (up to May 19, 2014) of exclusivity of sales for that strength from the date of launch on November 19, 2013 in the United States by our partner, Par. The higher net loss during the fourth quarter of 2013 when compared to the net loss in the third quarter of 2013 can be mainly attributed to the fair value adjustment of derivative liabilities for a loss of $5.1 million due to the significant increase in common share price driving the fair market valuation of derivate liabilities. This loss partially offset by the timing of certain R&D activities which have been deferred, and licensing revenue of $1.5 million related to commercial sales of generic Focalin XR® capsules for the 15 and 30 mg strengths under the Par agreement.

LIQUIDITY AND CAPITAL RESOURCES

	For the years ended
	November 30,	November 30,	November 30,	Change		Change
	2015	2014	2013	(2015 vs 2014)		(2014 vs 2013)
	$	$	$	$	%	$	%
Cash flows used in operating activities	(3,782,164)	(1,714,913)	(6,926,796)	(2,067,251)	121%	5,211,883	-75%
Cash flows provided from financing activities	1,733,865	5,957,275	7,328,420	(4,223,410)	-71%	(1,371,145)	-19%
Cash flows used in investing activities	(430,480)	(768,973)	(122,017)	338,493	-44%	(646,956)	530%
Effect of foreign exchange on cash held in foreign currency	-	-	(16,037)	-	-	16,037	-100%
Increase (decrease) in cash	(2,478,779)	3,473,389	263,570	(5,952,168)	-171%	3,209,819	1218%
Cash and cash equivalents, beginning of period	4,233,975	760,586	497,016	3,473,389	457%	263,570	53%
Cash and cash equivalents, end of period	1,755,196	4,233,975	760,586	(2,478,779)	-59%	3,473,389	457%

The Company had cash of $1,755,196 as at November 30, 2015 compared to $4,233,975 as at November 30, 2014 and compared to $760,586 as at November 30, 2013. The decrease in cash during the year ended November 30, 2015 was mainly a result of lower cash receipts relating to commercial sales of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for the 15 mg and 30 mg strengths, an increase in cash flow used in operating activities related to R&D activities, a decrease in cash flows provided from financing activities which were mainly from common share sales under the Company’s at-the-market offering program, partially offset by a decrease in purchases of production, laboratory and computer equipment. The increase in cash during the year ended November 30, 2014 was mainly a result of the decrease in cash flows used in operating activities due to payments received from the commercial sales of our generic Focalin XR® capsules for the 15 and 30 mg strengths, cash flows from financing activities which were mainly from our at-the-market financing and several warrant exercise, partially offset by an increase in purchases of production, laboratory and computer equipment. The increase in cash during the year ended November 30, 2013 was mainly a result of an increase in financing activities, partially offset by a decrease in cash flows used in operating activities related to R&D activities, and a decrease in purchases of production, laboratory and computer equipment, as noted below.

For the year ended November 30, 2015, net cash flows used in operating activities increased to $3,782,164 as compared to net cash flows used in operating activities for the year ended November 30, 2014 of $1,714,913, and relative to November 30, 2013 net cash flows used in operating activities increased by $3,144,632. The increase from 2014 was due to the receipt of approximately $4,622,157, as our payment relating to commercial sales of generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules by Par for the 15 and 30 mg strengths of the drug product under the Par agreement for the period December 1, 2014 to November 30, 2015 compared to the payment to us of $8,465,466 for the period December 1, 2013 to November 30, 2014. The increase relative to 2013 was also due to payments related to commercial sales of generic Focalin XR® for which there were no such payments in 2013.

R&D costs, which are a significant portion of the cash flows used in operating activities, related to continued internal research and development programs are expensed as incurred. However, equipment and supplies are capitalized and amortized over their useful lives if they have alternative future uses. For the years ended November 30, 2015, 2014, and 2013, R&D expense was $7,247,473, $8,020,201, and $5,076,236, respectively. For the years ended November 30, 2015, 2014, and 2013, R&D expense before stock-based compensation expense was $7,095,242, $6,749,894, and $4,239,030, respectively. The increase in expenses in 2015 and 2014 relative to 2013 was in part as a result of capital expenditures on production and analytical equipment and expenses for the procurement of active raw materials, conducting clinical studies and, to a lesser extent, hiring of additional personnel.

As a research and development company, Intellipharmaceutics Corp., a wholly-owned subsidiary of the Company (“IPC Corp”) is eligible to receive investment tax credits from various levels of government under the Scientific Research & Experimental Development incentive programs. Depending on the financial condition of IPC Corp, research and development expenses in any fiscal year could be claimed. Eligible research and development expenses included salaries for employees involved in research and development, cost of materials, equipment purchase as well as third party contract services. This amount is not a reduction in income taxes but a form of government refundable credits based on the level of research and development that the Company carries out.

In fiscal year 2015, the Company received C$300,000 for the ITCs with the Ontario Ministry of Finance for research and development activities carried out during the fiscal year 2013.

For the year ended November 30, 2015, net cash flows provided from financing activities of $1,733,865 related principally to at-the-market issuances of 471,439 of our common shares sold on NASDAQ for gross proceeds of $1,290,168 and net proceeds of $1,254,178, and to the exercise of 225,000 warrants for net proceeds of $562,500, partially offset by capital lease and financing cost payments. Net cash flows provided from financing activities for the year ended November 30, 2014 of $5,957,275 related principally to our at-the-market issuances of 1,689,500 common shares sold on NASDAQ for gross proceeds of $6,571,673 with net proceeds to us of $6,390,952. For the year ended November 30, 2013, net cash flows provided from financing activities of $7,328,420 related principally to the July 2013 underwritten public offering for gross proceeds of approximately $3.1 million, the March 2013 registered direct unit offering for gross proceeds of approximately $3.1 million, the January 2013 Debenture financing in the principal amount of $1.5 million, and warrant exercises, offset by issuance costs.

During the year ended November 30, 2014, we had repaid the entire outstanding principal amount of a related party loan to Dr. Isa Odidi and Dr. Amina Odidi, our principal stockholders, directors and executive officers, in the amount of $690,049 (C$764,851) out of licensing revenues earned by IPC Corp and made interest payments of $48,504 (C$53,762) in accordance with the IPC Arrangement Agreement.

For the year ended November 30, 2015, net cash flows used in investing activities of $430,480 related mainly to the purchases of production, laboratory and computer equipment due to the acceleration of product development activities. For the year ended November 30, 2014, net cash flows used in investing activities of $768,973 related mainly to the purchases of production, laboratory and computer equipment due to the acceleration of product development activities. For the year ended November 30, 2013, net cash flows used in investing activities of $122,017 related mainly to the purchase of production and laboratory equipment.

All non-cash items have been eliminated from the consolidated statements of cash flows.

Other than the net income for the three months ended February 28, 2014, the Company has incurred losses from operations since inception. To date, the Company has funded its research and development activities principally through the issuance of securities, loans from related parties, funds from the IPC Arrangement Agreement and funds received under development agreements. To a lesser extent, since November 2013, research has also been funded from revenues from sales of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for the 15 and 30 mg strengths. Currently, the Company does not anticipate generating sufficient cash flows from operations as it pursues the development of its portfolio of ANDA, ANDS and NDA 505(b)(2) product candidates. Our future operations are highly dependent upon our ability to raise additional capital to support advancing our product pipeline through continued research and development activities. Although there can be no assurances, such capital may come from revenues from the sales of our generic Focalin XR® capsules, from proceeds of the Company’s at-the-market offering program and from potential partnering opportunities. Our ultimate success will depend on whether our product candidates receive the approval of the FDA or Health Canada and we are able to successfully market approved products. We cannot be certain that we will be able to receive FDA or Health Canada approval for any of our current or future product candidates, or that we will reach the level of sales and revenues necessary to achieve and sustain profitability.

Subsequent to fiscal 2015, and up to February 25, 2016 the Company repaid $1,793,635 of the outstanding accounts payable balance. As of February 25, 2016, we had a cash balance of $413,046, which we expect will fund our currently projected operations through March 2016. In order for us to continue operations at currently projected levels thereafter, we will be required to seek significant additional capital. We might also need further additional capital to fund any R&D activities which are at higher-than-currently projected levels and to fund any significant expansion of our operations. Although there can be no assurances, such capital may come from revenues from the sales of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules, from proceeds of the Company’s at-the-market offering program and from potential partnering opportunities. In the near term, we expect to utilize our at-the-market offering program to bridge any funding shortfall in the first and second quarters of 2016. Other potential sources of capital may include payments from licensing agreements, cost savings associated with managing operating expense levels, other equity and/or debt financings, and/or new strategic partnership agreements which fund some or all costs of product development. There can be no assurance that we will be able to obtain any such capital on terms or in amounts sufficient to meet our needs or at all.

Our cash requirements for R&D during any period depend on the number and extent of the R&D activities we focus on. At present, we are working principally on our Rexista OxycodoneTM XR and RegabatinTM XR 505(b)(2), and selected generic, product candidate development projects. For our RegabatinTM XR 505(b)(2) product candidate, Phase III clinical trials can be capital intensive, and will only be undertaken consistent with the availability of funds and a prudent cash management strategy. We do not anticipate any material equipment purchases in the next twelve months in the absence of significant additional funding.

On December 1, 2015, the Company entered into a new lease agreement for the combined properties comprising the Company’s premises that it currently operates from at 30 Worcester Road, as well as a 40,000 square foot building on the adjoining property located at 22 Worcester Road, which is owned indirectly by the same landlord (collectively, the “combined properties”), for a five-year term with a five-year renewal option. Basic rent over the five year term is C$240,000 per annum, subject to an annual consumer price inflation adjustment and the Company responsible for utilities, municipal taxes and operating expenses for the leased property. With these two leased premises, the Company now has use of 65,000 square feet of commercial space to accommodate its growth objectives over the next several years. The Company also has an option to purchase the combined properties after March 1, 2017 and up to November 30, 2020 based on a fair value purchase formula. The Company uses its facility at 30 Worcester Road as a current Good Laboratory Practices research laboratory, office space, and current Good Manufacturing Practices scale-up and small to medium-scale manufacturing plant for solid oral dosage forms. The facility now consists of approximately 4,900 sq. ft. for administrative space, 4,300 sq. ft. for R&D, 9,200 sq. ft. for manufacturing, and 3,000 sq. ft. for warehousing. The 22 Worcester Road building provides approximately 37,000 square feet of warehouse space and approximately 3,000 square feet of office space. The current lease also provides the Company with a right of first refusal to purchase the combined properties. The landlord is required to provide the Company with prior written notice and the desired sale price for the combined premises prior to offering the premises to a third party or on the open market. The Company has five business days to accept such offer and purchase price for a transaction to close within 60 days of the notice. If the Company declines the offer, the landlord is entitled to offer and sell the properties for a purchase price of not less than the price offered to the Company for a period of 180 days, after which time the landlord is again obliged to offer the properties to the Company before offering them to a third party or on the open market.

Effective December 8, 2015, the January 1, 2016 maturity date for the Debenture in respect of the $1,500,000 loan to the Company by Drs. Isa and Amina Odidi was further extended, to July 1, 2016 The Company currently expects to repay this amount from then available cash on or about July 1, 2016.

The availability of equity or debt financing will be affected by, among other things, the results of our research and development, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations. In addition, if we raise additional funds by issuing equity securities, our then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. In the event that we do not obtain sufficient additional capital, it will raise substantial doubt about our ability to continue as a going concern and realize our assets and pay our liabilities as they become due. Depending upon the results of our research and development programs and the availability of financial resources, we could decide to accelerate, terminate, or reduce certain projects, or commence new ones. Any failure on our part to raise additional funds on terms favorable to us or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in our not taking advantage of business opportunities, in the termination or delay of clinical trials or our not taking any necessary actions required by the FDA or Health Canada for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file ANDAs, ANDSs or NDAs at all or in time to competitively market our products or product candidates.

OUTSTANDING SHARE INFORMATION

The number of shares outstanding as of November 30, 2015 was 24,244,050 an increase of 787,439 from November 30, 2014 as a result of the exercises of options for 91,000 common shares, exercises of warrants for 225,000 common shares and the sale of 471,439 common shares under our at-the-market offering program. In November 2013, we entered into an equity distribution agreement with Roth Capital Partners, LLC (“Roth”), pursuant to which we could from time to time sell up to 5,305,484 of our common shares for up to an aggregate of $16.8 million (or such lesser amount as may be permitted under applicable securities laws and regulations) through at-the-market issuances on the NASDAQ or otherwise. During the three months ended November 30, 2015, an aggregate of 170,439 (2014 – Nil) of our common shares were sold on NASDAQ for gross proceeds of $319,805 (2014 - Nil) and net proceeds of $310,939 (2014 - Nil) under the at-the-market offering program. Roth received aggregate compensation of $8,860 in connection with such sales. During the year ended November 30, 2015, an aggregate of 471,439 (2014 – 1,689,500) of our common shares were sold on NASDAQ for gross proceeds of $1,290,167 (2014 - $6,571,673) and net proceeds of $1,254,178 (2014 - $6,390,670) under the at-the-market offering program. Roth received aggregate compensation of $35,983 in connection with such sales. The Company may in the future offer and sell its common shares with an aggregate purchase price of up to $8,938,160 pursuant to our at-the-market program. There can be no assurance that any additional shares will be sold under the at-the-market program. The number of options outstanding as of November 30, 2015 is 5,062,007, an increase of 203,799 from November 30, 2014, due to 355,000 options issued, 91,000 options exercised, and 39,166 options forfeited during the year ended November 30, 2015. The warrants outstanding as of November 30, 2015 represent 2,066,075 common shares issuable upon the exercise of outstanding common share purchase warrants, a decrease of 225,000 from November 30, 2014, due to their exercise during the year ended November 30, 2015. The number of deferred share units outstanding as of November 30, 2015 is 60,002, an increase of 10,993 from November 30, 2014. As of February 25, 2016 the number of shares outstanding is 24,437,093.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT LIQUIDITY AND MARKET RISK

Liquidity risk is the risk that the Company will encounter difficulty raising liquid funds to meet its commitments as they fall due. In meeting its liquidity requirements, the Company closely monitors its forecasted cash requirements with expected cash drawdown.

We are exposed to interest rate risk, which is affected by changes in the general level of interest rates.  Due to the fact that the Company’s cash is deposited with major financial institutions in an interest savings account, we do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates given their relative short-term nature.

Trade accounts receivable potentially subjects the Company to credit risk. The Company provides an allowance for doubtful accounts equal to the estimated losses expected to be incurred in the collection of accounts receivable.

The following table sets forth details of the aged accounts receivable that are not overdue as well as an analysis of overdue amounts and the related allowance for doubtful accounts:

	November 30,	November 30,
	2015	2014
	$	$

Total accounts receivable	478,674	1,011,133
Less allowance for doubtful accounts	-	-
Total accounts receivable, net	478,674	1,011,133

Not past due	453,662	982,313
Past due for more than 31 days
but no more than 60 days	5,003	5,950
Past due for more than 91 days
but no more than 120 days	20,009	22,870
Total accounts receivable, net	478,674	1,011,133

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of uncollateralized accounts receivable. The Company’s maximum exposure to credit risk is equal to the potential amount of financial assets. For the years ended November 30, 2015 and November 30, 2014, Par accounted for substantially all the revenue and all the accounts receivable of the Company.

The Company is also exposed to credit risk at period end from the carrying value of its cash. The Company manages this risk by maintaining bank accounts with a Canadian Chartered Bank. The Company’s cash is not subject to any external restrictions.

We are exposed to changes in foreign exchange rates between the Canadian and United States dollar which could affect the value of our cash. The Company had no foreign currency hedges or other derivative financial instruments as of November 30, 2015. The Company did not enter into financial instruments for trading or speculative purposes and does not currently utilize derivative financial instruments.

The Company has balances in Canadian dollars that give rise to exposure to foreign exchange (“FX”) risk relating to the impact of translating certain non-U.S. dollar balance sheet accounts as these statements are presented in U.S. dollars. A strengthening U.S. dollar will lead to a FX loss while a weakening U.S. dollar will lead to a FX gain. For each Canadian dollar balance of $1.0 million, a +/- 10% movement in the Canadian currency held by the Company versus the U.S. dollar would affect the Company’s loss and other comprehensive loss by $0.1 million.

Balances denominated in foreign currencies that are considered financial instruments are as follows:

	November 30, 2015		November 30, 2014
	Canadian	U.S	Canadian	U.S
FX rates used to translate to U.S.	1.3353		1.1440
	$	$	$	$

Assets
Cash	116,096	86,944	510,459	446,205
	116,096	86,944	510,459	446,205
Liabilities
Accounts payable	1,372,196	1,027,631	379,014	331,306
Employee cost payable	233,906	175,172	207,297	181,204
Capital lease	48,231	36,120	25,538	22,323
	1,654,332	1,238,923	611,849	534,833
Net exposure	(1,538,236)	(1,151,979)	(101,390)	(88,628)

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at November 30, 2015:

					November 30, 2015
	Less than	3 to 6	6 to 9	9 months	Greater than
	3 months	months	months	1 year	1 year	Total
	$	$	$	$	$	$
Third parties
Accounts payable	3,027,974	-	-	-	-	3,027,974
Accrued liabilities	454,290	-	-	-	-	454,290
Capital lease	4,910	5,045	5,182	5,323	15,660	36,120
Related parties
Employee costs payable	175,172	-	-	-	-	175,172
Convertible debenture	1,515,770	-	-	-	-	1,515,770
	5,178,116	5,045	5,182	5,323	15,660	5,209,326

Limitations:

The above discussion includes only those exposures that existed as of November 30, 2015 and, as a result, does not consider exposures or positions that could arise after that date. The Company’s ultimate realized gain or loss with respect to interest rate and exchange rate fluctuations would depend on the exposures that arise during the period and interest and foreign exchange rates.

CAPITAL RESOURCES

At November 30, 2015, our cash totalled $1,755,196 compared to $4,233,975 as at November 30, 2014. The decrease in cash during the year ended November 30, 2015 was mainly a result of lower cash receipts relating to commercial sales of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for the 15 and 30 mg strengths, an increase in cash flow used in operating activities related to R&D activities, a decrease in cash flows provided from financing activities which were mainly from common share sales under the Company’s at-the-market offering program, partially offset by a decrease in purchases of production, laboratory and computer equipment. In November 2013, we established an at-the-market equity program pursuant to which we could sell up to 5,305,484 of our common shares for up to an aggregate of $16.8 million (or such lesser amount as may be permitted under applicable securities laws and regulations). During the year ended November 30, 2015, an aggregate of 471,439 (2014 – 1,689,500) of our common shares were sold on NASDAQ for gross proceeds of $1,290,167 (2014 - $6,571,673) and net proceeds of $1,254,178 (2014 - $6,390,670) under the at-the-market offering program. We may in the future offer and sell common shares with an aggregate purchase price of up to $8,938,160 pursuant to our at-the-market program. There can be no assurance that any additional shares will be sold under the at-the-market program.

At November 30, 2015, shareholders’ deficiency was $137,686 compared to shareholders’ equity of $4,909,365 at November 30, 2014. The decrease was due to the loss from operations during the 2015 period.

WORKING CAPITAL

Working capital (defined as current assets minus current liabilities) has decreased by approximately $5.3 million at November 30, 2015 from November 30, 2014, mainly as a result of the decrease in cash for licensing and milestone revenues. As of November 30, 2015, we had a lower cash balance and a decrease in accounts receivable impacted by increased generic competition negatively impacting price and margins consistent with industry post-exclusivity experience. Our accounts payable balance increased as a result of negotiating extended payment terms with certain suppliers, primarily third-party contract research organizations. Subsequent to fiscal 2015, and up to February 25, 2016 the Company repaid $1,793,635 of the outstanding accounts payable balance. As of February 25, 2016, we had a cash balance of $413,046, which we expect will fund our currently projected operations through March 2016. In order for us to continue operations at currently projected levels thereafter, we will be required to seek significant additional capital. We might also need further additional capital to fund any R&D activities which are at higher-than-currently projected levels and to fund any significant expansion of our operations. Although there can be no assurances, such capital may come from revenues from the sales of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules, from proceeds of our at-the-market offering program and from potential partnering opportunities. In the near term, we expect to utilize our at-the-market offering program to bridge any funding shortfall in the first and second quarters of 2016. Other potential sources of capital may include payments from licensing agreements, cost savings associated with managing operating expense levels, other equity and/or debt financings, and/or new strategic partnership agreements which fund some or all costs of product development. There can be no assurance that we will be able to obtain any such capital on terms or in amounts sufficient to meet our needs or at all.

The decrease in expenses in 2015 relative to 2014 was a result of reduced capital expenditures on production and analytical equipment and expenses for the procurement of active raw materials, conducting clinical studies, partially offset by the hiring of additional personnel. We do not anticipate any material equipment purchases in the next twelve months in the absence of significant additional funding. Selling, general and administrative expenses were primarily lower due to a positive currency effect given the devaluation of the Canadian dollar, and we expect this weakness to continue into 2016.

Effective December 8, 2015, the January 1, 2016 maturity date for the Debenture in respect of the $1,500,000 loan to the Company by Drs. Isa and Amina Odidi was further extended, to July 1, 2016. The Company currently expects to repay this amount from then available cash on or about July 1, 2016.

The availability of equity or debt financing will be affected by, among other things, the results of our research and development, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations. In addition, if we raise additional funds by issuing equity securities, our then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. In the event that we do not obtain sufficient additional capital, it will raise substantial doubt about our ability to continue as a going concern and realize our assets and pay our liabilities as they become due. Depending upon the results of our research and development programs and the availability of financial resources, we could decide to accelerate, terminate, or reduce certain projects, or commence new ones. Any failure on our part to raise additional funds on terms favorable to us or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in our not taking advantage of business opportunities, in the termination or delay of clinical trials or the Company not taking any necessary actions required by the FDA or Health Canada for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file ANDAs, ANDSs or NDAs at all or in time to competitively market our products or product candidates.

CAPITAL EXPENDITURES

Total capital expenditures for the year ended November 30, 2015 were $430,480, compared to $768,973 for the year ended November 30, 2014. Capital expenditures in 2015 and 2014 relate to purchases of production, laboratory and computer equipment. We do not anticipate any material equipment purchases in the next twelve months in the absence of significant additional funding.

CONTRACTUAL OBLIGATIONS

In the table below, we set forth our enforceable and legally binding obligations and future commitments and obligations related to all contracts. Some of the figures we include in this table are based on management’s estimate and assumptions about these obligations, including their duration, the possibility of renewal, anticipated actions by third parties, and other factors. The Company has entered into capital lease agreements for laboratory equipment where the lease obligation will end in fiscal 2017. Operating lease obligations relate to the lease of premises for the combined properties which will expire in November 2020, with a 5 year renewal option. The Company also has an option to purchase the combined properties after March 1, 2017 and up to November 30, 2020 based on a fair value purchase formula.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
	$	$	$	$	$
Third parties
Accounts payable	3,027,974	3,027,974	-	-	-
Accrued liabilities	454,290	454,290	-	-	-
Capital lease	36,120	20,460	15,660	-	-
Operating lease	870,971	152,027	539,208	179,736	-
Related parties
Employee costs payable	175,172	175,172	-	-	-
Convertible debenture	1,515,770	1,515,770	-	-	-
Total contractual obligations	6,080,297	5,345,693	554,868	179,736	-

CONTINGENCIES AND LITIGATION

From time to time, the Company may be exposed to claims and legal actions in the normal course of business. As at November 30, 2015, and continuing as at February 25, 2016, the Company is not aware of any pending or threatened material litigation claims against the Company, other than the ones described in the following paragraphs.

Pursuant to an arrangement agreement between Vasogen and Cervus LP (“Cervus”) dated August 14, 2009 (the "Cervus Agreement"), Vasogen and a Vasogen subsidiary (“New Vasogen”) entered into an indemnity agreement (the "Indemnity Agreement"), which became an obligation of the Company as of October 22, 2009. The Indemnity Agreement is designed to provide Cervus with indemnification for claims relating to Vasogen's and New Vasogen's business that are brought against Cervus in the future, subject to certain conditions and limitations. The Company's obligations under the Indemnity Agreement relating to the Tax pools defined in the Indemnity Agreement are limited to an aggregate of C$1,455,000 with a threshold amount of C$50,000 before there is an obligation to make a compensation payment. The Company does not presently expect to have to pay any amount under this Indemnity Agreement as the likelihood of payment is considered by management to be remote.

On or about August 8, 2014, Pfizer Inc., Wyeth LLC, Wyeth Pharmaceuticals Inc., and PF Prism C.V. filed a complaint against Intellipharmaceutics Corp. and Intellipharmaceutics International Inc. for alleged patent infringement in the United States District Court for the District of Delaware in respect of Intellipharmaceutics’ development of a generic of the branded drug Pristiq® (desvenlafaxine extended release tablets in 50 and 100 mg dosage strengths). A similar complaint for patent infringement was filed on August 11, 2014 by the same parties in the District Court for the Southern District of New York. The above-noted litigation has been settled effective February 2, 2015, and the litigation has been dismissed, without prejudice and without costs. All other terms of the settlement are confidential.

On or about September 26, 2014, Aziende Chimiche Riunite Angelini Francesco A.C.R.A.F. S.p.A. and Angelini Pharma Inc. filed a complaint against Intellipharmaceutics International Inc., Intellipharmaceutics Corp., and Intellipharmaceutics Ltd. for alleged patent infringement in the United States District Court for the District of Delaware in respect of Intellipharmaceutics’ development of a generic of the branded drug Oleptro™ (trazodone hydrochloride extended-release tablets in 150 and 300 mg dosage strengths).

The above-noted litigation has been settled effective September 21, 2015, and the litigation has been dismissed, without prejudice and without costs. All other terms of the settlement are confidential.

RELATED PARTY TRANSACTIONS

In January 2013, the Company completed the private placement financing of an unsecured Debenture in the principal amount of $1.5 million. Effective December 8, 2015, the maturity date of the Debenture was extended to July 1, 2016. The Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company, and is convertible at any time into 500,000 common shares at a conversion price of $3.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, our principal stockholders, directors and executive officers provided us with the $1.5 million of the proceeds for the Debenture. The Company currently expects to repay this amount from then available cash on or about July 1, 2016.

DISCLOSURE CONTROL AND PROCEDURES

Under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as of November 30, 2015. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow required disclosures to be made in a timely fashion. Based on that evaluation, management has concluded that these disclosure controls and procedures were effective as of November 30, 2015.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of our Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of the Company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Management assessed the effectiveness of the Company’s internal control over financial reporting using the 1992 Internal Control-Integrated Framework developed by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of November 30, 2015. Management has not identified any material weaknesses or changes in the Company’s internal control over financial reporting as of November 30, 2015 that occurred during the year ended November 30, 2015 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

In fiscal 2016, we anticipate transitioning from the COSO 1992 Internal Control - Integrated Framework to the COSO 2013 Internal Control - Integrated Framework. Although we do not expect to experience significant changes in internal control over financial reporting as a result of our transition, we may identify significant deficiencies or material weaknesses and incur additional costs in the future.

Changes in Internal Control over Financial Reporting

There were no changes made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Specifically, there were no changes in accounting functions, board or related committees and charters, or auditors; no functions, controls or financial reporting processes of any constituent entities were adopted as Intellipharmaceutics’ functions, controls and financial processes; no other significant business processes were implemented; and no consultants assisting management in the assessment and documentation of internal controls were engaged.

OFF-BALANCE SHEET ARRANGEMENTS

The Company, as part of its ongoing business, does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities (“SPE”), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of November 30, 2015, the Company was not involved in any material unconsolidated SPE transactions.

RISKS AND UNCERTAINTIES

We are a research and development company that received final FDA approval of our once daily generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for the 15 and 30 mg strengths in November 2013. Our 5, 10, 20 and 40 mg strengths were also then tentatively FDA approved, subject to the right of another party or parties to 180 days of generic exclusivity from the date of first launch of such products by such parties. In June 2015, the FDA indicated the Company’s tentatively-approved strengths of generic Focalin XR® would have to meet newly-imposed conditions for bioequivalence prior to receiving final approval. In July 2015, the FDA indicated to the Company that it had rescinded its previous requirement that the Company meet the newly-imposed conditions for bioequivalence prior to receiving final approval for the Company’s tentatively-approved strengths of its generic Focalin XR®. In August 2015, the Company announced that the FDA had reinstated its previously-imposed (and subsequently rescinded) requirement that the Company’s tentatively-approved strengths of its generic Focalin XR® capsules would have to meet new conditions for bioequivalence prior to receiving final approval. The Company will be required to demonstrate bio-equivalence with Focalin XR ® for the 40 mg strength under fed conditions as the basis for approval of each of the 5 mg, 10 mg, 20 mg and 40 mg affected strengths. The already-approved 15 mg and 30 mg strengths of the Company’s generic Focalin XR® capsules now in the market are not affected. We, along with our commercialization partner Par, are cooperating to obtain FDA approval for the 5 mg, 10 mg, 20 mg and 40 mg affected strengths at the earliest opportunity. If approved, we believe that Par will commercialize the approved strengths as soon as possible after approval.Teva launched its own 5 mg, 10 mg and 20 mg strengths of generic Focalin XR® capsules on November 11, 2014, February 2, 2015 and June 22, 2015, respectively. There can be no assurance as to when or if any launch will occur, or as to when or if final FDA approval will be received for the remaining product strengths we have applied for or that any of these strengths tentatively approved will ever be successfully commercialized. We depend significantly on the actions of our development partner Par in the prosecution, regulatory approval and commercialization of our generic Focalin XR® capsules and on their timely payment to us of the contracted quarterly payments as they come due. Our near term ability to generate significant revenue will depend upon successful commercialization of our products in the United States, where the branded Focalin XR® product is in the market. Although we have several other products in our pipeline, and recently received final approval from the FDA for our levetiracetam extended-release tablets for the 500 mg and 750 mg strengths, the products in our pipeline are at earlier stages of development. We will be exploring licensing and commercial alternatives for our levetiracetam product strengths that have been recently approved by the FDA. Because of these characteristics, the Company is subject to certain risks and uncertainties, or risk factors. The Company cannot predict or identify all such risk factors nor can it predict the impact, if any, of the risk factors on its business operations or the extent to which a factor, event or any such combination may materially change future results of financial position from those reported or projected in any forward looking statements. Accordingly the Company cautions the reader not to rely on reported financial information and forward looking statements to predict actual future results. This report and the accompanying financial information should be read in conjunction with this statement concerning risks and uncertainties. Some of the risks, uncertainties and events that may affect the Company, its business, operations and results of operations are given in this section. However, the factors and uncertainties are not limited to those stated.

We believe that the revenues derived from our generic Focalin XR® capsules are subject to wholesaler buying patterns, increased generic competition negatively impacting price, margins and market share consistent with industry post-exclusivity experience and, to a lesser extent, seasonality (as these products are indicated for conditions including attention deficit hyperactivity disorder which we expect may see increases in prescription rates during the school term and declines in prescription rates during the summer months). Accordingly, these factors may cause our operating results to fluctuate.

Since we commenced operations we have incurred accumulated losses through November 30, 2015. We had an accumulated deficit of $52,872,442 as of November 30, 2015 and have incurred additional losses since such date. As we engage in the development of products in our pipeline, we will continue to incur further losses. There can be no assurance that we will ever be able to achieve or sustain profitability or positive cash flow. Our ultimate success will depend on whether our product candidates receive the approval of the FDA or Health Canada and whether we are able to successfully market approved products. We cannot be certain that we will be able to receive FDA or Health Canada approval for any of our current or future product candidates, or that we will reach the level of sales and revenues necessary to achieve and sustain profitability.

Our business requires substantial capital investment in order to conduct the research and development, clinical and regulatory activities necessary to bring our products to market and to establish commercial manufacturing, marketing and sales capabilities. As of February 25, 2016, we had a cash balance of $413,046, which we expect will fund our currently projected operations through March 2016. In order for us to continue operations at currently projected levels thereafter, we will be required to seek significant additional capital. We might also need further additional capital to fund any R&D activities which are at higher-than-currently projected levels and to fund any significant expansion of our operations. Although there can be no assurances, such capital may come from revenues from the sales of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules, from proceeds of the Company’s at-the-market offering program and from potential partnering opportunities. Other potential sources of capital may include payments from licensing agreements, cost savings associated with managing operating expense levels, other equity and/or debt financings, and/or new strategic partnership agreements which fund some or all costs of product development, although there can be no assurance that we will be able to obtain any such capital on terms or in amounts sufficient to meet our needs or at all. The availability of equity or debt financing will be affected by, among other things, the results of our research and development, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations. In addition, if we raise additional funds by issuing equity securities, our then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations.

In the event that we do not obtain sufficient additional capital, it will raise substantial doubt about our ability to continue as a going concern and realize our assets and pay our liabilities as they become due.

Depending upon the results of our research and development programs and the availability of financial resources, we could decide to accelerate, terminate, or reduce certain projects, or commence new ones. Any failure on our part to raise additional funds on terms favorable to us, or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in our not taking advantage of business opportunities, in the termination or delay of clinical trials or our not taking any necessary actions required by the FDA or Health Canada for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file ANDAs, ANDSs or NDAs at all or in time to competitively market our products or product candidates.

We set goals regarding the expected timing of meeting certain corporate objectives, such as the commencement and completion of clinical trials, anticipated regulatory approval and product launch dates. From time to time, we may make certain public statements regarding these goals. The actual timing of these events can vary dramatically due to, among other things, insufficient funding, delays or failures in our clinical trials or bioequivalence studies, the uncertainties inherent in the regulatory approval process, such as requests for additional information, delays in achieving manufacturing or marketing arrangements necessary to commercialize our product candidates and failure by our collaborators, marketing and distribution partners, suppliers and other third parties to fulfill contractual obligations. If we fail to achieve one or more of these planned goals, the price of our common shares could decline.

Further risks and uncertainties affecting us can be found elsewhere in this document, in our latest Annual Information Form, our latest Form F-3 (including any documents forming a part thereof or incorporated by reference therein), and our latest Form 20-F, and other public documents filed on SEDAR and EDGAR.

OUTLOOK

Our future operations are highly dependent upon our ability to raise additional capital to support advancing our product pipeline through continued research and development activities. Our research and development efforts are dependent upon our ability to raise additional capital. Although there can be no assurances, such capital may come from revenues from the sales of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules, from proceeds of the Company’s at-the-market offering program and from potential partnering opportunities. In the near term, we expect to utilize our at-the-market offering program to bridge any funding shortfall in the first and second quarters of 2016. Other potential sources of capital may include payments from licensing agreements, cost savings associated with managing operating expense levels, other equity and/or debt financings, and/or new strategic partnership agreements which fund some or all costs of product development. There can be no assurance that we will be able to obtain any such capital on terms or in amounts sufficient to meet our needs or at all. The availability of equity or debt financing will be affected by, among other things, the results of our research and development, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations. In addition, if we raise additional funds by issuing equity securities, our then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. In the event that we do not obtain sufficient additional capital, it will raise substantial doubt about our ability to continue as a going concern and realize our assets and pay our liabilities as they become due. Our cash outflows are expected to consist primarily of internal and external research and development expenditures to advance our product pipeline in addition to general and administrative expenditures to support our corporate infrastructure.

Depending upon the results of our research and development programs and the availability of financial resources, we could decide to accelerate, terminate, or reduce certain projects, or commence new ones.

Any failure on our part to raise additional funds on terms favorable to us or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in our not taking advantage of business opportunities, in the termination or delay of clinical trials or our not taking any necessary actions required by the FDA or Health Canada for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file ANDAs, ANDSs or NDAs at all or in time to competitively market our products or product candidates.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s latest Annual Information Form, our latest Form F-3 (including any documents forming a part thereof or incorporated by reference therein), and latest Form 20-F, can be located under the Company’s profile on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.